

Foundation *for* Growth

The American River Bankshares
2011 Annual Report

American River Bankshares



Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2011 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to www.envisionreports.com/AMRB.

Table *of* Contents

Letter from the Chairman & CEO

Dear Fellow Shareholder,

Twenty-eleven was a year of progress. In last year's letter to shareholders, we talked about a focus on fundamentals and the need to improve profitability. So we're proud that American River Bankshares was not only successful in remaining profitable over the last few years throughout the "Great Recession," but that we were also successful in growing profitability in 2011. For the twelve months ended December 31, 2011, net income increased 400% to $2.5 million, or $0.25 per diluted share compared to $0.5 million or $0.05 per diluted share for the twelve months ended December 31, 2010.

Much of that growth in profitability was a direct result of our hard work in improving asset quality and the lower expenses needed to maintain those assets. American River Bankshares experienced a 41% reduction in nonperforming loans in 2011, declining to $13.4 million, or 4.46% of total loans at December 31, 2011, compared to $22.6 million, or 6.52% of total loans a year ago.

With a base of strong fundamentals, American River Bankshares once again has an eye towards strategic-minded growth. While many other banks are struggling to find a strategy to replace traditional growth through fee income, American River Bank has a foundation built for growth based on a consistent and solid strategy of business banking. For over twenty-eight years, we have built our Company on the principles of value-based relationship management, providing clients with an extraordinary client experience and creating a culture around engaged and empowered professionals.

Our *Foundation for Growth* is based on the following strategic principles:

Business Banking | American River Bank is a specialist banking Company with a core competency in business banking delivered through an extraordinary client experience. We offer business loan products and FDIC-insured deposit products to business owners, their families and neighbors. We focus our marketing and sales efforts in attracting business clients with over three years of success, with revenues of $1 million to $30 million and who operate in the Building Trade, Property Manager, Professional or Wholesaler/Manufacturer Industries.

Community Support | American River Bank concentrates its community giving programs among at-need women and children across the four counties in Northern California in which we do business. Last year, a total of 1,765 hours were shared by our employees volunteering and supporting 56 different organizations. Other highlights include:

- In 2011, the American River Bankshares Foundation awarded seven local organizations $55,000 in grants and since 2005, has awarded thirty different organizations with $425,000 in grants.
- Since 1988, over $465,000 has been raised by the Bill Young Memorial Golf Classic.
- In 2011, American River Bank participated in the LIVESTRONG Team Challenge, raising $19,000 to help find a cure for cancer.

To showcase our efforts, we have put together a Community Report to tell the story of the incredible dedication of our employees over the last year. We encourage you to visit www.AMRB.com to read the Community Report and to find out more information on how you can participate in any of our programs.

We believe that these strategic principles make up the American River Bankshares Difference.


BUSINESS BANKING NICHES
RELATIONSHIP BANKING
STRONG CORE DEPOSIT BASE
PROVEN TRACK RECORD OF EFFICIENCY & BOTTOM LINE FOCUS
ORGANIC GROWTH OPPORTUNITIES
STRATEGIC GROWTH OPPORTUNITIES
American River Bankshares
DIFFERENCE

A Strong Capital Position | Today's new economic environment makes a strong capital position mandatory. American River Bankshares remains above the well-capitalized regulatory guidelines. At December 31, 2011, American River Bankshares' Leverage Ratio was 13.09% compared to 12.55% one year ago; the Tier 1 Risk Based Capital ratio was 21.52% compared to 19.07% one year ago; and the Total Risk Based Capital ratio was 22.78% compared to 20.33% one year ago. In addition, shareholders' equity increased 5% to $94.1 million at December 31, 2011 compared to $89.5 million a year ago. At December 31, 2011, tangible book value grew 6% to $7.85 per share, and book value per share increased 5% to $9.51 per share from a year ago.

Stock Repurchase Program | In January 2012, the Board of Directors authorized a Stock Repurchase Program. The Program authorizes the repurchase during 2012 of up to 5% of the outstanding shares of the Company's common stock, or approximately 494,500 shares based on the 9,890,909 shares outstanding as of January 26, 2012. We believe that the current market value of our stock is not reflective of value and this program provides an excellent tool for optimizing our use of capital with the goal of providing value to our shareholders.

We're excited for what 2012 has in store for American River Bankshares. Thank you for your continued investment and for the trust and confidence you have placed in our Company.

Sincerely,

Charles D. Fite
Chairman of the Board

David T. Taber
President & CEO

Our Locations

AMERICAN RIVER BANKSHARES HEADQUARTERS

RANCHO CORDOVA, CA

AMERICAN RIVER BANK

1 BRADSHAW PLAZA
2 CAPITOL MALL
3 FAIR OAKS VILLAGE
4 POINT WEST
5 ROSEVILLE
6 BUCKHORN
7 IONE
8 JACKSON
9 HEALDSBURG
10 SANTA ROSA



ROSEVILLE
SANTA ROSA
SACRAMENTO
JACKSON
STOCKTON
SAN FRANCISCO
1
2
3
4
5
6
7
8
9
10

Total Return Performance



140
120
100
80
60
40
20
12/31/06
12/31/07
12/31/08
13/31/09
12/31/10
12/31/11

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
American River Bankshares	100.00	77.63	50.64	40.74	31.10	23.59
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
SNL Bank NASDAQ	100.00	78.51	57.02	46.25	54.51	48.42

SOURCE: SNL FINANCIAL LC CHARLOTTESVILLE, VA

Loan Mix


Construction &
Land Development
{ $10.4 million }
Multi-Family RE
{ $7.6 million }
Residential RE
{ $19.7 million }
Other
{ $17.3
million }
Owner
Occupied CRE
{ $105.6 million }
Commercial
{ $42.1 million }
Investor CRE
{ $98.4 million }

Business Focused Deposits


Noninterest-
Bearing
{ 29% }
Time
{ 21% }
Interest Checking
{ 10% }
Savings
{ 10% }
Money Market
{ 30% }
Personal
{ 30% }
Business
{ 70% }

Our Team

American River Bank and Bankshares Board of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Executive Director
Impax Health Prime

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner
Waks Law Corporation

Robert J. Fox, CPA
Partner
Gallina LLP

William A. Robotham, CPA
Executive Partner
Pisenti & Brinker LLP

David T. Taber
President & CEO
American River Bankshares

Philip A. Wright
President/Owner
Wright Investments Inc.
dba Wright Realty

Michael A. Ziegler
President & CEO
PRIDE Industries

American River Bankshares Leadership Team

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Kevin B. Bender
EVP & Chief Operating Officer

Robert H. Muttera
EVP & Chief Credit Officer

Erica C. Fernandez
SVP & Commercial Banking Manager

Lisa R. Cisneros
SVP & Retail Banking Manager

Sonoma County Regional Community Bank Board

Raymond F. Byrne
SVP
North Coast Bank
Senior Relationship Manager

Pam Chanter
Vice President
Vantreo Insurance Brokers

Robert Hillmann
Movie Producer-Director
President Renergy BioConverter

Herb Liberman
Business Consultant

William A. Robotham, CPA

Stephen E. Schwitalla
CEO
Sonoma County Vintners Co-op

Philip A. Wright

Stock Listing

American River Bankshares trades on the NASDAQ Global Select Stock Market under the symbol "AMRB"

Investor Relations

American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

Transfer Agent

Computershare Trust Company
P.O. Box 43078
Providence, RI 02940
1-800-942-5909
www.computershare.com

Annual Meeting

The 2012 annual meeting of American River Bankshares will be held at 3:00 p.m. on May 17, 2012 at:
Rancho Cordova City Hall—
American River Room North
2729 Prospect Park Drive
Rancho Cordova CA 95670


2011 Financial Data

Selected Financial Data.

FINANCIAL SUMMARY- The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits.

As of and for the Years Ended December 31,
(In thousands, except per share amounts and ratios)

	2011	2010	2009	2008	2007
Operations Data:					
Net interest income	$ 21,591	$ 22,256	$ 24,032	$ 25,925	$ 26,402
Provision for loan and lease losses	3,625	7,365	8,530	1,743	450
Noninterest income	2,108	1,804	2,269	2,168	2,599
Noninterest expenses	16,301	16,470	15,811	14,201	14,833
Income before income taxes	3,773	225	1,960	12,149	13,718
Income tax expense (benefit)	1,269	(251)	374	4,578	5,240
Net income	$ 2,504	$ 476	$ 1,586	$ 7,571	$ 8,478
Share Data:					
Earnings per share – basic	$ 0.25	$ 0.05	$ 0.26	$ 1.30	$ 1.40
Earnings per share – diluted	$ 0.25	$ 0.05	$ 0.26	$ 1.30	$ 1.39
Cash dividends per share (1)	$ 0.00	$ 0.00	$ 0.29	$ 0.57	$ 0.55
Book value per share	$ 9.51	$ 9.07	$ 8.87	$ 10.95	$ 10.22
Tangible book value per share	$ 7.85	$ 7.37	$ 7.15	$ 7.98	$ 7.23
Balance Sheet Data:					
Assets	$ 581,518	$ 578,940	$ 594,418	$ 563,157	$ 573,685
Loans and leases, net	293,731	338,533	376,322	412,356	394,975
Deposits	462,285	465,122	469,755	437,061	455,645
Shareholders' equity	94,099	89,544	87,345	63,447	59,973
Financial Ratios:					
Return on average equity	2.74%	0.53%	2.44%	12.39%	14.01%
Return on average tangible equity	3.35%	0.66%	3.31%	17.32%	19.78%
Return on average assets	0.43%	0.08%	0.28%	1.32%	1.47%
Efficiency ratio (2)	67.18%	66.87%	58.45%	48.92%	49.49%
Net interest margin (2) (3)	4.39%	4.49%	4.90%	5.03%	5.10%
Net loans and leases to deposits	63.54%	72.78%	80.11%	94.35%	86.68%
Net charge-offs to average loans & leases	1.29%	2.12%	1.62%	0.42%	0.11%
Nonperforming loans and leases to total loans and leases (4)	4.46%	6.52%	5.46%	1.49%	1.86%
Allowance for loan and lease losses to total loans and leases	2.34%	2.19%	2.06%	1.41%	1.47%
Average equity to average assets	15.81%	15.28%	11.36%	10.62%	10.52%
Dividend payout ratio (1)	0%	0%	109%	44%	40%
Capital Ratios:					
Leverage capital ratio	13.09%	12.55%	12.45%	8.32%	7.72%
Tier 1 risk-based capital ratio	21.52%	19.07%	17.13%	11.50%	10.70%
Total risk-based capital ratio	22.78%	20.33%	18.39%	10.25%	9.45%

(1) On July 27, 2009, the Company announced that the Board of Directors temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends.
(2) Fully taxable equivalent
(3) Excludes the amortization of intangible assets.
(4) Non-performing loans and leases consist of loans and leases past due 90 days or more and still accruing and nonaccrual loans and leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2011, 2010, and 2009.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates; (3) variances in the actual versus projected growth in assets and return on assets; (4) potential continued or increasing loan and lease losses; (5) potential increasing levels of expenses associated with resolving non-performing assets as well as regulatory changes; (6)changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (7) competitive effects; (8) potential declines in fee and other noninterest income earned associated with economic factors as well as regulatory changes; (9) general economic conditions nationally, regionally, and within our operating markets could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets; (10) changes in the regulatory environment including government intervention in the U.S. financial system; (11) changes in business conditions and inflation; (12) changes in securities markets, public debt markets, and other capital markets; (13) potential data processing and other operational systems failures or fraud; (14) potential continued decline in real estate values in our operating markets; (15) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; (16) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations; (17) projected business increases following any future strategic expansion could be lower than expected; (18) the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings; (19) the reputation of the financial services industry could experience further deterioration, which could adversely affect our ability to access markets for funding and to acquire and retain customers; (20) the efficiencies we may expect to receive from any investments in personnel and infrastructure may not be realized; and (21) downgrades in the credit rating of the United States by credit rating agencies. The factors set forth under "Item 1A - Risk Factors" in our 2011 Form 10-K and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) the "Receivables" topic, which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses an historical loss view as an indicator of future losses and as a result could differ from the actual losses incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk factors, or some combination of these), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short-term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity."

Stock-Based Compensation

The Company recognizes compensation expense over the vesting period in an amount equal to the fair value of all share-based payments which consist of stock options and restricted stock awarded to directors and employees. The fair value of each stock option award is estimated on the date of grant and amortized over the service period using a Black-Scholes-Merton based option valuation model that requires the use of assumptions. Critical assumptions that affect the estimated fair value of each award include expected stock price volatility, dividend yields, option life and the risk-free interest rate. The fair value of each restricted award is estimated on the date of award and amortized over the service period.

Goodwill

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branch offices constituting a business may give rise to goodwill. Goodwill represents the excess of the consideration paid for an acquired entity over the net fair value of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of goodwill, recorded as a result of the Bank of Amador acquisition, during the December 2011 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows upon which the assessment is based.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company conducted an analysis to assess the need for a valuation allowance at December 31, 2011. As part of this assessment, all available evidence, including both positive and negative, was considered to determine whether based on the weight of such evidence, a valuation allowance on the Company's deferred tax assets was needed. A valuation allowance is deemed to be needed when, based on the weight of the available evidence, it is more likely than not (a likelihood of more than percent) that some portion or all of a deferred tax asset will not be realized. The future realization of the deferred tax asset depends on the existence of sufficient taxable income within the carryback and carry forward periods.

The Company accounts for uncertainty in income taxes under "Accounting for Uncertainty in Income Taxes". Under the provisions of Accounting for Uncertainty in Income Taxes, only tax positions that met the more-likely-than-not recognition threshold are recognized. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Overview

The Company recorded net income in 2011 of $2,504,000, a 426.1% increase from $476,000 in 2010. Diluted earnings per share for 2011 were $0.25, an increase of $0.20 from the $0.05 recorded in 2010. For 2011, the Company realized a return on average equity of 2.74% and a return on average assets of 0.43%, as compared to 0.53% and 0.08% for 2010.

Net income for 2010 was $1,110,000 (70.0%) lower than the $1,586,000 recorded in 2009. In 2009, diluted earnings per share were $0.26, return on average assets was 0.28% and return on average equity was 2.44%. Table One below provides a summary of the components of net income for the years indicated (dollars in thousands):

Table One: Components of Net Income

For the years ended:	2011	2010	2009
Net interest income*	$ 21,830	$ 22,465	$ 24,331
Provision for loan and lease losses	(3,625)	(7,365)	(8,530)
Noninterest income	2,108	1,804	2,269
Noninterest expense	(16,301)	(16,470)	(15,811)
(Provision for) benefit from income taxes	(1,269)	251	(374)
Tax equivalent adjustment	(239)	(209)	(299)
Net income	$ 2,504	$ 476	$ 1,586
Average total assets	$ 578,217	$ 584,114	$ 572,473
Net income as a percentage of average total assets	0.43%	0.08%	0.28%

* Fully taxable equivalent basis (FTE)

Under accounting principles generally accepted in the United States of America all share and per share data is adjusted for stock dividends and stock splits. There were no stock dividends or stock splits in 2011, 2010 or 2009.

During 2011, total assets of the Company increased $2,578,000 (0.4%) to a total of $581,518,000 at year-end. At December 31, 2011, net loans totaled $293,731,000, down $44,802,000 (13.2%) from the ending balance on December 31, 2010. Deposits decreased $2,837,000 or 0.6% during 2011 resulting in ending deposit balances of $462,285,000. Shareholders' equity increased 5.1% during 2011, increasing by $4,555,000 to end the year at $94,099,000. The Company ended 2011 with a leverage capital ratio of 13.1% and a total risk-based capital ratio of 22.8% compared to leverage 1 capital ratio of 12.6% and a total risk-based capital ratio of 20.3% at the end of 2010.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and interest-bearing deposits in other banks) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 4.36% in 2011, 4.49% in 2010, and 4.90% in 2009. The fully taxable equivalent net interest income was down $635,000 (2.8%) in 2011 compared to 2010. The fully taxable equivalent net interest income was down $1,866,000 (7.7%) in 2010 compared to 2009.

The fully taxable equivalent interest income component decreased from $25,915,000 in 2010 to $24,438,000 in 2011, representing a 5.7% decrease. The decrease in the fully taxable equivalent interest income for 2011 compared to the same period in 2010 is comprised of two components - rate (down $72,000) and volume (down $1,405,000). The rate decrease can be attributed to the overall lower interest rate environment, forgone interest on nonaccrual loans, and lower average loan balances replaced with higher average investment securities. During 2011, foregone interest income on nonaccrual loans was approximately $1,706,000, compared to foregone interest of $1,736,000 during 2010. The average balance of earning assets decreased slightly from $500,882,000 in 2010 to $500,200,000 in 2011; however, there was a significant change in the average earning asset mix in 2011. There was an increase in investment securities, offset by a decrease in loan balances. When compared to 2010, average loan balances were down $39,135,000 (10.8%) to $323,310,000 for 2011 and average investment securities were up $36,926,000 (26.8%) to $174,935,000 for 2011. The overall low interest rate environment, the negative effect of the foregone interest on loans, and the change in the asset mix (lower loan totals and higher investment security totals) resulted in a 28 basis point decrease in the yield on average earning assets from 5.17% for 2010 to 4.89% for 2011. The decrease in the yield on earning assets was partially offset by higher rates on investment securities. The yield on investment securities was positively impacted by a slowdown in mortgage prepayments. As mortgage prepayments slow, the premium paid on these securities is amortized over a longer period of time, resulting in a higher yield. The yield on investment securities increased from 2.67% in 2010 to 2.96% in 2011. While the overall dollar decrease in 2011 of fully taxable equivalent interest income due to rates was $72,000, the increase in the investment securities due to rate added $525,000. The volume decrease of $1,405,000 occurred mainly as a result of the decrease in average loans. The market in which the Company operates continues to see a slowdown in new loan volume as existing and potential new borrowers continue to pay down debt and delay expansion plans.

The fully taxable equivalent interest income component decreased from $29,421,000 in 2009 to $25,915,000 in 2010, representing an 11.9% decrease. The decrease in the fully taxable equivalent interest income for 2010 compared to the same period in 2009 is comprised of two components - rate (down $2,695,000) and volume (down $811,000). The rate decrease can be attributed to the overall lower interest rate environment, forgone interest on nonaccrual loans, and lower average loans replaced with higher average investment securities. During 2010, foregone interest income on nonaccrual loans was approximately $1,736,000, compared to foregone interest of $1,281,000 during 2009. The average balance of earning assets increased 0.9% from $496,202,000 in 2009 to $500,882,000 in 2010, however, much of the increase relates to an increase in investment securities, offset by a decrease in loan balances. When compared to 2009, average loan balances were down $42,094,000 (10.4%) to $362,445,000 for 2010 and average investment securities were up $47,982,000 (53.3%) to $138,031,000 for 2010. The overall low interest rate environment, the negative effect of the foregone interest on loans, and the change in the asset mix (lower loan totals and higher investment security totals) resulted in a 76 basis point decrease in the yield on average earning assets from 5.93% for 2009 to 5.17% for 2010. The volume decrease of $811,000 occurred mainly as a result of the decrease in average loans.

Interest expense was $842,000 (24.4%) lower in 2011 compared to 2010. The average balances on interest bearing liabilities were $16,438,000 (4.5%) lower in 2011 compared to 2010. The lower balances accounted for a $267,000 decrease in interest expense. Average borrowings were down $3,418,000 (16.7%) as the Company replaced higher cost borrowings with lower cost checking and money market accounts. Average deposit balances decreased $5,649,000 or 1.2% from $469,177,000 during 2010 to $463,528,000 during 2011. While there was an overall decrease in deposits, the Company continues to have success attracting new deposit relationships as a direct result of its business development efforts. The Company's business development efforts have been focused on building checking and savings deposits and other non-CD balances. These non-CD balances increased $12,956,000 (3.7%) during 2011 and CD balances decreased $18,605,000 (15.4%) during 2011. The overall lower interest rate environment accounted for a decrease in rates and a $575,000 reduction in interest expense in 2011 compared to 2010. Rates paid on interest bearing liabilities decreased 19 basis points from 0.94% in 2010 to 0.75% in 2011.

Interest expense was $1,640,000 (32.2%) lower in 2010 compared to 2009. The average balances on interest bearing liabilities were $19,366,000 (5.0%) lower in 2010 compared to 2009. The lower balances accounted for a $719,000 decrease in interest expense. Average borrowings were down $29,287,000 (58.9%) as the Company replaced higher cost borrowings with lower cost checking and money market accounts. Average deposit balances increased $16,449,000 or 3.6% from $452,728,000 during 2009 to $469,177,000 during 2010. The Company continues to have success attracting new deposit relationships, as a direct result of its business development efforts. As a result of the lower overall interest rate environment, the decrease in rates accounted for a $921,000 reduction in interest expense for 2010 compared to 2009. Rates paid on interest bearing liabilities decreased 38 basis points between 2009 to 2010 from 1.32% to 0.94%.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

Year Ended December 31,	2011			2010			2009		
(Taxable Equivalent Basis) (dollars in thousands)	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans and leases (1)	$323,310	$19,235	5.95%	$362,445	$22,227	6.13%	$404,539	$25,378	6.27%
Taxable investment securities	155,428	4,225	2.72%	122,381	2,840	2.32%	67,480	2,763	4.09%
Tax-exempt investment securities (2)	19,507	959	4.92%	15,628	843	5.39%	22,541	1,215	5.39%
Corporate stock	16	—	—	22	—	—	28	6	21.43%
Federal funds sold	—	—	—	—	—	—	11	—	—
Interest bearing deposits in other banks	1,939	19	0.98%	406	5	1.23%	1,603	59	3.68%
Total earning assets	500,200	24,438	4.89%	500,882	25,915	5.17%	496,202	29,421	5.93%
Cash & due from banks	41,932			48,318			41,064		
Other assets	43,941			43,142			42,208		
Allowance for loan & lease losses	(7,856)			(8,228)			(7,001)		
	$578,217			$584,114			$572,473		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$182,922	1,044	0.57%	$182,495	1,327	0.73%	$163,141	1,375	0.84%
Savings	46,668	183	0.39%	41,510	224	0.54%	34,392	229	0.67%
Time deposits	102,445	1,011	0.99%	121,050	1,401	1.16%	137,601	2,399	1.74%
Other borrowings	17,040	370	2.17%	20,458	498	2.43%	49,745	1,087	2.19%
Total interest bearing liabilities	349,075	2,608	0.75%	365,513	3,450	0.94%	384,879	5,090	1.32%
Demand deposits	131,493			124,122			117,594		
Other liabilities	6,204			5,221			4,993		
Total liabilities	486,772			494,856			507,466		
Shareholders' equity	91,445			89,258			65,007		
	$578,217			$584,114			$572,473		
Net interest income & margin (3)		$21,830	4.36%		$22,465	4.49%		$24,331	4.90%

(1) Loan and lease interest includes loan and lease fees of $95,000, $56,000 and $46,000 in 2011, 2010 and 2009, respectively.

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2011, 2010 and 2009.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses
Year ended December 31, 2011 over 2010 (dollars in thousands)

Increase (decrease) in interest income and expense due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans and leases (1)(2)	$ (2,400)	$ (592)	$ (2,992)
Taxable investment securities	767	618	1,385
Tax-exempt investment securities (3)	209	(93)	116
Corporate stock	—	—	—
Federal funds sold & other	—	—	—
Interest bearing deposits in other banks	19	(5)	14
Total	(1,405)	(72)	(1,477)
Interest-bearing liabilities:			
Demand deposits	3	(286)	(283)
Savings deposits	28	(69)	(41)
Time deposits	(215)	(175)	(390)
Other borrowings	(83)	(45)	(128)
Total	(267)	(575)	(842)
Interest differential	$ (1,138)	$ 503	$ (635)

Year Ended December 31, 2010 over 2009 (dollars in thousands)
Increase (decrease) in interest income and expense due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans and leases (1)(2)	$ (2,641)	$ (510)	$ (3,151)
Taxable investment securities	2,248	(2,171)	77
Tax-exempt investment securities (3)	(373)	1	(372)
Corporate stock	(1)	(5)	(6)
Federal funds sold & other	—	—	—
Interest bearing deposits in other banks	(44)	(10)	(54)
Total	(811)	(2,695)	(3,506)
Interest-bearing liabilities:			
Demand deposits	163	(211)	(48)
Savings deposits	47	(52)	(5)
Time deposits	(289)	(709)	(998)
Other borrowings	(640)	51	(589)
Total	(719)	(921)	(1,640)
Interest differential	$ (92)	$ (1,774)	$ (1,866)

(1) The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.
(2) Loan and lease fees of $95,000, $66,000 and $46,000 for the years ended December 31, 2011, 2010 and 2009, respectively, have been included in the interest income computation.
(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2011, 2010 and 2009.
(4) The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $3,625,000 for loan and lease losses in 2011 as compared to $7,365,000 for 2010. Net loan and lease losses for 2011 were $4,168,000 as compared to $7,689,000 in 2010. In 2011, net loan and lease losses as a percentage of average loans outstanding were 1.29% compared to 2.12% in 2010. In 2009, the Company provided $8,530,000 for loan and lease losses and net charge-offs were $6,539,000. The Company has continued to provide amounts to the allowance for loan and lease losses in 2011 because of a continued high level of nonperforming loans and leases. The high level of nonperforming loans and leases is due to the impact that the overall challenging economy in the Company's market areas and the United States, overall, has had on the Company's borrowers. For additional information see the "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated (dollars in thousands):

Table Four: Components of Noninterest Income

	Year Ended December 31,		
	2011	2010	2009
Service charges on deposit accounts	$ 761	$ 866	$ 1,018
Merchant fee income	467	420	437
Earnings on Bank owned life insurance	272	277	246
Gain on sale and call of securities	353	7	270
Other	255	234	298
	$ 2,108	$ 1,804	$ 2,269

Noninterest income was up $304,000 (16.9%) to $2,108,000 in 2011 from the 2010 level. The increase from 2010 to 2011 was primarily related to an increase in the gains on sales of investment securities. For 2011, gains on sales of investment securities were $353,000 compared to $7,000 for 2010. During 2011, the Company sold selected municipal bonds to improve the credit quality of the securities portfolio and some mortgage related bonds to reinvest in mortgage bonds with better risk reward structures. The increase from investment sales was partially offset by lower service charges on deposit accounts (down $105,000 or 12.1%). The lower service charges on deposit accounts resulted from decreased fees on overdrawn checking accounts (down $81,000 or 17.6%).

Noninterest income was down $465,000 (20.5%) to $1,804,000 in 2010 from the 2009 level. The decrease from 2009 to 2010 was primarily related to lower service charges on deposit accounts (down $152,000 or 14.9%) and lower gain on sale of securities (down $263,000 or 97.4%). The lower service charges on deposit accounts resulted from decreased fees on overdrawn checking accounts (down $147,000 or 24.2%).

Salaries and Benefits

Salaries and benefits were $8,465,000 (up $589,000 or 7.5%) for 2011 as compared to $7,876,000 in 2010. The increase in salary and benefits was due in part to an increase in core salaries which increased $58,000 (1.0%) mainly due to normal merit increases. Incentive accruals increased $385,000 from $82,000 in 2010 to $467,000 in 2011, primarily due to an increase in the Company's net income in relationship to targeted net income and the reduction in classified loans in relationship to the targeted levels. In addition, salary and benefit expense was higher due to a decrease in direct costs associated with the production of new loans since the Company allocates the direct costs of originating loans as a reduction to salary expense in accordance with accounting principles generally accepted in the United States of America. As loan volume decreases less direct costs of loan production are allocated against salary expense. The offset direct cost allocation decreased $82,000 (18.1%) from $453,000 in 2010 to $371,000 in 2011. The remaining increase in salaries and benefits is related to an increase in employee benefits, would include employee health insurance, and employer taxes. The average FTE's decreased from 113 in 2010 to 111 during 2011 and, at the end of 2011, the full-time equivalent staff was 110, down from 111 at the end of 2010.

Salaries and benefits were $7,876,000 (up $597,000 or 8.2%) for 2010 as compared to $7,279,000 in 2009. The increase in salaries and benefits was due in part to a decrease in direct costs associated with the production of new loans. The direct cost allocation decreased $221,000 (32.8%) from $674,000 in 2009 to $453,000 in 2010. Overall salary expense increased $80,000 (1.3%) mainly due to the additional staff added to the loan collection and workout department. Employee benefits, which include employee health insurance, increased $279,000 (27.8%). The average FTE's decreased from 117 in 2009 to 113 during 2010 and, at the end of 2010, the full-time equivalent staff was 111, down 7 from 118 at the end of 2009.

Other Real Estate Owned

The total other real estate owned ("OREO") expense in 2011 was $1,288,000 (up $78,000 or 6.4%) compared to $1,210,000 in 2010. The increased expense is related to the higher valuation allowances required on the properties held due to further declines is property values during 2011 as compared to 2010. Write-downs due to updated property valuations in 2011 were $978,000 compared to $805,000 in 2010.

The total OREO expense in 2010 was $1,210,000 compared to $1,441,000 in 2009. The reduced expense ($231,000 or 16.0%) is related to lower write-downs due to property valuations in 2010 as compared to 2009.

Occupancy, Furniture and Equipment

Occupancy expense decreased $131,000 (10.3%) during 2011 to $1,140,000, compared to $1,271,000 in 2010. The majority of the decrease relates to lower rent associated with the Company's banking offices as a result of restructuring some leases during the last two years. Furniture and equipment expense was $718,000 in 2011 compared to $720,000 in 2010, representing a $2,000 decrease.

Occupancy expense decreased $118,000 (8.5%) during 2010 to $1,271,000, compared to $1,389,000 in 2009. The majority of the decrease relates to lower rent associated with the Company's banking offices. Furniture and equipment expense was $720,000 in 2010 compared to $759,000 in 2009, representing a $39,000 (5.1%) decrease.

Regulatory Assessments

Regulatory assessments include fees paid to the California Department of Financial Institutions (the "DFI") and the Federal Deposit Insurance Corporation (the "FDIC"). FDIC assessments decreased $560,000 (39.4%) during 2011 to $863,000, compared to $1,423,000 in 2010. The majority of this decrease relates to lower deposit balances, the change in the FDIC assessment methodology from a deposit based system to an asset risk-based system, and the Bank's improved risk assessment category. The assessments paid to the DFI in 2011 were $68,000 compared to $67,000 in 2010.

FDIC assessments increased $653,000 (84.8%) during 2010 to $1,423,000, up from $770,000 in 2009. The increase relates to increased assessments from the FDIC based on the growth in the Company's deposits balances, changes to the Bank's assessment category, and higher expenses incurred by the FDIC. The assessments paid to the DFI in 2010 were $67,000 compared to $69,000 in 2009.

Other Expenses

Table Five below provides a summary of the components of the other noninterest expenses for the periods indicated (dollars in thousands):

	Year Ended December 31, 2011	2010	2009
Professional fees	$ 1,037	$ 1,191	$ 1,061
Telephone and postage	330	336	375
Directors' expense	327	371	390
Outsourced item processing	427	414	369
Advertising and promotion	231	198	232
Stationery and supplies	183	208	205
Amortization of intangible assets	219	242	263
Other operating expenses	1,004	1,010	1,278
	$ 3,758	$ 3,970	$ 4,173

Other expenses were $3,758,000 (down $212,000 or 5.3%) for 2011 as compared to $3,970,000 for 2010. Professional fees decreased $154,000 (12.9%) due in part to lower legal and other professional services to resolve problem loans. The remainder of the decrease in other expenses resulted as the Company continued to focus on reducing expenses and outside services. The overhead efficiency ratio on a taxable equivalent basis for 2011 was 67.2% as compared to 66.9% in 2010. Much of the increase in the overhead efficiency is related to the decrease in the net interest margin and not as a result of an increase in noninterest expense.

Other expenses were $3,970,000 (down $203,000 or 4.9%) for 2010 as compared to $4,173,000 for 2009. Professional fees increased $130,000 (12.3%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. This increase was offset by reductions in several other expense related items. The overhead efficiency ratio on a taxable equivalent basis for 2010 was 66.9% as compared to 58.5% in 2009. Much of the increase is related to the increase in salaries and benefits and FDIC assessments, in addition to overall lower revenue.

Provision for (Benefit from) Income Taxes

The effective tax rate (benefit) on income was 33.6%, (111.6%), and 19.1% in 2011, 2010 and 2009, respectively. The effective tax rate differs from the federal statutory tax rate due to state tax (benefit) expense (net of federal tax effect) of $287,000, ($66,000), and $59,000 in these years. Tax-exempt income of $1,006,000, $894,000, and $1,125,000 from investment securities and bank owned life insurance in these years helped to reduce the effective tax rate. The benefit recorded in 2010 and the lower effective tax rate in 2009 resulted from the Company realizing the benefits of tax-free income related to such items as municipal bonds and bank owned life insurance against an overall lower amount of taxable income.

Balance Sheet Analysis

The Company's total assets were $581,518,000 at December 31, 2011 as compared to $578,940,000 at December 31, 2010, representing an increase of $2,578,000 (0.4%). The average balances of total assets during 2011 were $578,217,000, down $5,897,000 or 1.0% from the 2010 total of $584,114,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities classified as available-for-sale may be sold to implement asset/liability management strategies as part of our contingency funding plan and in response to changes in interest rates, prepayment rates and similar factors. Table Six below summarizes the values of the Company's investment securities held on December 31 of the years indicated. The Company did not have any investment securities classified as trading in any of the years indicated below.

Table Six: Investment Securities Composition
(dollars in thousands)

Available-for-sale (at fair value)	2011		2010		2009	
Debt securities:						
Mortgage-backed securities	$	179,454	$	138,644	$	76,009
Obligations of states and political subdivisions		**29,188**		**15,792**		**20,587**
Equity securities:						
Corporate stock		**69**		**79**		**86**
Total available-for-sale investment securities	$	208,711	$	154,515	$	96,682

Held-to-maturity (at amortized cost)						
Debt securities:						
Mortgage-backed securities	$	4,010	$	6,149	$	12,331
Total held-to-maturity investment securities	**$**	**4,010**	**$**	**6,149**	**$**	**12,331**

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2011, these categories accounted for approximately 14%, 68%, 2%, 3%, 7%, 1%, 1% and 4%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 17%, 62%, 2%, 5%, 7%, 1%, 2% and 4%, at December 31, 2010. Continuing focus in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating approximately $39 million in new loans in 2011. Normal pay downs, loan charge-offs, and loans transferred to OREO during 2011, resulted in an overall decrease in total loans and leases of $45,471,000 (13.2%) from December 31, 2010. The market in which the Company operates continues to see a slowdown in new loan volume as existing borrowers continue to pay down debt and delay expansion plans. The Company reported net decreases in balances for commercial loans ($16,153,000 or 27.7%), commercial real estate ($12,033,000 or 5.6%), real estate construction ($5,615,000 or 35.2%), residential real estate ($6,404,000 or 24.5%), lease financing receivable ($1,041,000 or 37.6%), agriculture ($2,619,000 or 36.4%), and consumer loans ($2,218,000 or 16.8%) and an increase in multi-family real estate ($612,000 or 8.8%). Table Seven below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Seven: Loan and Lease Portfolio Composition

	December 31,				
(dollars in thousands)	2011	2010	2009	2008	2007
Commercial	$ 42,108	$ 58,261	$ 72,621	$ 90,625	$ 94,632
Real estate:					
Commercial	204,043	216,076	223,685	218,626	191,774
Multi-family	7,580	6,968	8,476	8,938	5,830
Construction	10,356	15,971	27,482	48,664	66,022
Residential	19,695	26,099	26,922	24,706	20,120
Lease financing receivable	1,725	2,766	3,920	4,475	4,070
Agriculture	4,583	7,202	7,472	8,015	8,177
Consumer	10,984	13,202	14,253	14,796	10,750
	301,074	346,545	384,831	418,845	401,375
Deferred loan fees, net	(302)	(427)	(600)	(571)	(517)
Allowance for loan and lease losses	(7,041)	(7,585)	(7,909)	(5,918)	(5,883)
Total net loans and leases	$ 293,731	$ 338,533	$ 376,322	$ 412,356	$ 394,975

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and homeowner equity lines of credit and non-mortgage products to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan-to-value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans.

"Subprime" real estate loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Within the industry, many of these loans were originated with adjustable interest rates that reset upward after an introductory period. These "subprime" loans coupled with declines in housing prices have led to an increase in the banking industry's default rates resulting in many instances of increased foreclosure rates as the adjustable interest rates reset to higher levels. The Company did not have any such "subprime" loans at December 31, 2011 and December 31, 2010.

Average loans and leases in 2011 were $323,310,000 which represents a decrease of $39,135,000 (10.8%) compared to the average in 2010. Average loans and leases in 2010 were $362,445,000 which represented a decrease of $42,094,000 (10.4%) from the average in 2009.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio to assist in assesses and managing credit risk. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, through active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy but with a large State of California government presence and employment base. American River Bank operates in Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the two communities in which it has offices (Santa Rosa and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione). The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, vacancy rates, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees. In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 80.3% of the Company's loan and lease portfolio at December 31, 2011, up from 76.5% at December 31, 2010. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk that it has seen in the past several years due primarily to severely curtailed demand for new and resale residential property, a large supply of unsold residential land and new and resale homes, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any significant risk above the normal risk of collectability and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques.

Management currently believes that it maintains its allowance for loan and lease losses at levels adequate to reflect the loss risk inherent in its total loan portfolio. A continued substantial further decline in the economy in general, or a continued additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of real estate loans and require an increase in the provision for loan and lease losses. This could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending practices and underwriting standards may help to manage the risk of loss in an economic downturn; however, it is uncertain whether such lending practices and underwriting standards will result in a reduction of losses under such economic circumstances. The Company's lending practices and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan-to-value and loan-to-cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due or if a loss is expected, unless the loan or lease is well secured and in the process of collection. Loans and leases are partially or fully charged off when, in the opinion of management, collection of such amount appears unlikely.

The recorded investments in nonaccrual loans and leases and loans and leases that were 90 days or more past due and on accrual totaled $13,423,000 and $22,571,000 at December 31, 2011 and 2010, respectively. Of the $13,423,000 in non-performing loans and leases at December 31, 2011, there were sixteen real estate loans totaling $9,809,000; thirteen commercial loans totaling $2,775,000; one agriculture loan totaling $597,000; four consumer loans totaling $225,000; and two leases totaling $17,000. At December 31, 2010, the $22,571,000 in non-performing loans consisted of twenty-nine real estate loans totaling $18,735,000; fifteen commercial loans totaling $3,491,000; seven consumer loans totaling $317,000; and three leases totaling $28,000.

The net interest due on nonaccrual loans and leases but excluded from interest income was approximately $1,706,000 during 2011, $1,736,000 during 2010, and $1,281,000 during 2009. Interest income recognized from payments received on nonaccrual loans and leases was approximately $440,000 in 2011, $338,000 in 2010 and $79,000 in 2009.

Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more and on accrual as of year-end for the past five years.

Table Eight: Non-Performing Loans and Leases

	December 31,				
(dollars in thousands)	2011	2010	2009	2008	2007
Past due 90 days or more and still accruing:					
Commercial	$ —	$ —	$ —	$ —	$ —
Real estate	—	—	—	444	455
Lease financing receivable	—	—	—	22	—
Consumer and other	—	—	—	8	—
Nonaccrual:					
Commercial	2,775	3,491	6,143	261	148
Real estate	9,809	18,735	14,048	5,487	6,787
Lease financing receivable	17	28	55	19	50
Consumer and other	822	317	718	—	—
Total non-performing loans and leases	$ 13,423	$ 22,571	$ 20,964	$ 6,241	$ 7,440

Management monitors the Company's performance metrics including those ratios related to non-performing loans and leases. From 2008 to 2010, the Company had experienced an increase in non-performing loan and lease ratios. However, in 2011, the focused efforts of the previous three years resulted in a decrease in these ratios. Furthermore, the variations in the amount of non-performing loans and leases does not directly impact the level of the Company's allowance for loan and lease losses as management monitors each of the loans and leases for loss potential or probability of loss on an individual basis using accounting principles generally accepted in the United States of America.

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2011. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2011, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms and that would result in a significant loss to the Company.

Impaired Loans and Leases

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the original contractual terms of the loan or lease agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan or lease discounted at the loan or lease's original effective interest rate, (ii) the observable market price of the impaired loan or lease, or (iii) the fair value of the collateral of a collateral-dependent loan or lease. The Company generally does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing whether a loan or lease is impaired, the Company reviews all loans or leases graded substandard or lower with outstanding principal balances in excess of $100,000 as well as loans considered troubled debt restructures with outstanding principal balances in excess of $25,000, except in the instance where management believes it is prudent to do otherwise. The recorded investment in loans and leases that were considered to be impaired totaled $30,085,000 at December 31, 2011 and had a related valuation allowance of $1,680,000. The average recorded investment in impaired loans and leases during 2011 was approximately $31,956,000. As of December 31, 2010, the recorded investment in loans and leases that were considered to be impaired totaled $40,237,000 and had a related valuation allowance of $1,619,000. The average recorded investment in impaired loans and leases during 2010 was approximately $44,594,000. As of December 31, 2009, the recorded investment in loans and leases that were considered to be impaired totaled $41,937,000 and had a related valuation allowance of $3,810,000. The average recorded investment in impaired loans and leases during 2009 was approximately $29,947,000.

As of December 31, 2011, the Company had forty-nine TDRs, and of these there were twenty-seven extensions totaling $6,076,000, seven conversions to amortizing loans totaling $7,275,000, six conversion from revolving lines of credit to term loans totaling $605,000, five rate reductions totaling $3,493,000, two interest only structure changes totaling $1,948,000, and two court ordered restructures totaling $724,000. All were performing as agreed except for six extensions totaling $1,040,000, four conversions to amortizing loans totaling $1,482,000, two conversions to term loans totaling $140,000, one interest only structure change totaling $1,880,000 and one rate reduction totaling $60,000. The Company will return TDRs to accrual status after the borrower makes six consecutive payments on the restructured loan or lease and has demonstrated the capacity to continue to make these payments.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimate of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including, but not limited to the following: (i) history of actual charge-offs (ii) local and regional economic conditions, (iii) the financial condition of the borrowers, (iv) loan impairment and the related level of expected charge-offs, (v) evaluation of industry trends, (vi) industry and other concentrations, (vii) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (viii) continuing evaluations of the performing loan portfolio, (ix) ongoing review and evaluation of problem loans identified as having loss potential, (x) quarterly review by the Board of Directors, and (xi) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $7,041,000 or 2.34% of total loans and leases at December 31, 2011, $7,585,000 or 2.19% of total loans and leases at December 31, 2010, and $7,909,000 or 2.06% at December 31, 2009. The Company establishes general and specific reserves in accordance with accounting principles generally accepted in the United States of America. The ALLL is composed of categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loans and leases as a percentage of non-performing loans and leases was 52.5% at December 31, 2011 and 33.6% at December 31, 2010. The allowance for loans and leases as a percentage of impaired loans and leases was 12.0% at December 31, 2011 and 18.9% at December 31, 2010. Of the total non-performing and impaired loans and leases outstanding as of December 31, 2011, there were $5,878,000 in loans or leases that had been reduced by partial charge-offs of $4,194,000. As these loan or lease balances are charged off the remaining balances, following analysis, normally do not require specific reserves and are not eligible for general reserves. The impact on credit ratios is such that the Company's allowance for loan and lease losses as a percentage may be lower, however, the partial charge-offs have reduced the potential future losses related to those credits.

At December 31, 2011, there were $8,139,000 in impaired loans or leases that did not carry a specific reserve. Of this amount, $1,572,000 were loans or leases that had previous partial charge-offs and $6,567,000 in loans or leases that were analyzed and determined not to require a specific reserve or charge-off because the collateral value or discounted cash flow value exceeded the loan or lease balance. The Company has been operating in a market that has experienced significant decreases in real estate values of commercial, residential, land, and construction properties. As such, the Company is focused on monitoring collateral values for those loans considered collateral dependent. The collateral evaluations performed by the Company are updated as necessary, which is generally once every six months, and are reviewed by a qualified credit officer.

The Company's policy with regard to loan or lease charge-offs continues to be that a loan or lease is charged off against the allowance for loan and lease losses when management believes that the collectability of the principal is unlikely. Generally, a loan or lease is charged off when estimated losses related to impaired loans and leases are identified. If the loan is collateralized by real estate the impaired portion will be charged off to the allowance for loan and lease losses unless it in the process of collection, in which case a specific reserve may be warranted. If the collateral is other than real estate the Company will typically charge off the impaired portion of a loan, unless it is in the process of collection, in which case a specific reserve may be warranted.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, which includes but is not limited to economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

Table Nine below summarizes, for the periods indicated, the activity in the ALLL.

Table Nine: Allowance for Loan and Lease Losses
(dollars in thousands)

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Average loans and leases outstanding	$ 323,310	$ 362,445	$ 404,539	$ 410,293	$ 390,488
Allowance for loan & lease losses at beginning of period	$ 7,585	$ 7,909	$ 5,918	$ 5,883	$ 5,874
Loans and leases charged off:					
Commercial	713	2,570	2,944	422	301
Real estate	3,765	5,048	3,257	1,114	72
Consumer	—	173	216	139	105
Lease financing receivable	220	30	171	59	70
Total	4,698	7,821	6,588	1,734	548
Recoveries of loans and leases previously charged off:					
Commercial	163	63	33	12	41
Real estate	346	68	1	—	—
Consumer	—	1	8	—	—
Lease financing receivable	20	—	7	14	66
Total	529	132	49	26	107
Net loans and leases charged off	4,169	7,689	6,539	1,708	441
Additions to allowance charged to operating expenses	3,625	7,365	8,530	1,743	450
Allowance for loan and lease losses at end of period	$ 7,041	$ 7,585	$ 7,909	$ 5,918	$ 5,883
Ratio of net charge-offs to average loans and leases outstanding	1.29%	2.12%	1.62%	.42%	.11%
Provision for loan and lease losses to average loans and leases outstanding	1.12%	2.03%	2.11%	.42%	.12%
Allowance for loan and lease losses to loans to nonperforming loans and leases, at end of period	2.34%	2.19%	2.06%	1.41%	1.47%
Allowance for loan and lease losses to loans to nonperforming loans and leases, at end of period	52.45%	33.60%	37.73%	94.83%	79.07%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases. Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2011.

Table Ten: Allowance for Loan and Lease Losses by Loan Category
(dollars in thousands)

	December 31, 2011		December 31, 2010		December 31, 2009	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,620	14.0%	$ 2,556	16.8%	$ 2,178	18.9%
Real estate	4,794	80.3%	4,574	76.5%	5,009	74.5%
Agriculture	176	1.5%	228	2.1%	203	1.9%
Consumer	367	3.6%	220	3.8%	426	3.7%
Lease financing receivable	84	0.6%	7	0.8%	93	1.0%
Total allocated	$ 7,041	100.0%	$ 7,585	100.0%	$ 7,909	100.0%

	December 31, 2008		December 31, 2007	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,644	21.6%	$ 1,369	23.6%
Real estate	4,030	71.8%	4,314	70.7%
Agriculture	8	1.9%	8	2.0%
Consumer	170	3.5%	108	2.7%
Lease financing receivable	66	1.2%	84	1.0%
Total allocated	$ 5,918	100.0%	$ 5,883	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate Owned

The balance in OREO at December 31, 2011 consisted of 21 properties acquired through foreclosure. The balance in OREO at December 31, 2010 consisted of fourteen properties. During 2011, the Company received $1,705,000 from the net proceeds of the sale of thirteen OREO properties with net losses of $24,000 recognized on these sales and acquired 20 properties through foreclosure totaling $9,489,000 and subsequently reduced these balances by $1,288,000 after receiving updated property appraisals. There was $8,246,000 in other real estate owned at December 31, 2011 with a valuation allowance of $56,000 and $2,796,000 in other real estate owned at December 31, 2010 with a valuation allowance of $100,000.

The Company periodically obtains property valuations to determine whether the recorded book value is considered fair value. During 2011, this valuation process resulted in the Company reducing the book value of the properties by $1,022,000. During 2010, the valuation process resulted in $705,000 in book value reductions.

Deposits

At December 31, 2011, total deposits were $462,285,000 representing a decrease of $2,837,000 (0.6%) from the December 31, 2010 balance of $465,122,000. The Company's deposit growth plan for 2011 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. Due to these efforts, the Company experienced increases during 2011 in noninterest-bearing ($6,804,000 or 5.4%), money market ($1,608,000 or 1.2%) and savings ($2,382,000 or 5.2%) and decreases in time deposits ($12,515,000 or 11.4%) and interest-bearing checking ($1,116,000 or 2.5%).

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2011 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowings (dollars in thousands):

	2011		2010		2009	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$ 5,000	2.08%	$ 7,000	2.40%	$ 14,500	2.84%
Long-term borrowings:						
FHLB advances	$ 14,000	1.80%	$ 10,000	2.41%	$ 17,000	2.41%

The maximum amount of short-term borrowings at any month-end during 2011, 2010 and 2009, was $12,000,000, $9,500,000, and $69,448,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances (dollars in thousands):

	Short-term	Long-term
Amount	$5,000	$14,000
Maturity	2012	2013 to 2016
Average rates	2.08%	1.80%

The Company has also been issued a total of $10,000,000 as of December 31, 2011 and $9,000,000 as of December 31, 2010 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2011 or 2010 and management does not expect to draw upon these lines in the foreseeable future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

On January 16, 2008, the Board of Directors of the Company authorized a stock repurchase program which allowed the repurchase of up to 6.5% annually of the Company's outstanding common stock. Effective July 27, 2009, the Company temporarily suspended the stock repurchases. On January 26, 2012, the Company terminated the existing stock repurchase program and approved and authorized a new stock repurchase program for 2012 (the "2012 Program"). The 2012 Program authorizes the repurchase during 2012 of up to 5% of the outstanding shares of the Company's common stock, or approximately 494,500 shares based on the 9,890,909 shares outstanding as of January 26, 2012. Any repurchases under the 2012 Program will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Commission Rule 10b-18 and all shares repurchased under the 2012 Program will be retired. The number, price and timing of the repurchases will be at the Company's sole discretion and the 2012 Program may be re-evaluated depending on market conditions, capital and liquidity needs or other factors. Based on such re-evaluation, the Board of Directors may suspend, terminate, modify or cancel the 2012 Program at any time without notice. The Company did not repurchase any shares in 2011, 2010 or 2009 and repurchased 115,815 shares in 2008. Under stock repurchase programs in effect prior to 2008, the Company repurchased 426,668 shares in 2007, 299,410 shares in 2006, 92,986 shares in 2005, 11,869 shares in 2004, 1,915 shares in 2003 and 83,747 shares in 2002. Share amounts have been adjusted for stock dividends and/or splits. See Part II, Item 5, "Stock Repurchases" for more information regarding stock repurchases.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

At December 31, 2011, shareholders' equity was $94,099,000, representing an increase of $4,555,000 (5.1%) from $89,544,000 at December 31, 2010. The increase resulted from the addition of the net income for the period, the increase due to stock based compensation expense, and the increase in other comprehensive income. In 2010, shareholders' equity increased $2,199,000 (2.5%) from $87,345,000 at December 31, 2009. The increase resulted from the addition of the net income for the period, the increase due to stock based compensation expense, and the increase in other comprehensive income. The ratio of total risk-based capital to risk adjusted assets was 22.8% at December 31, 2011 compared to 20.3% at December 31, 2010. Tier 1 risk-based capital to risk-adjusted assets was 21.5% at December 31, 2011 and 19.1% at December 31, 2010.

Table Eleven below lists the Company's actual capital ratios at December 31, 2011 and 2010, as well as the minimum capital ratios for capital adequacy.

Table Eleven: Capital Ratios

	At December 31,		Minimum Regulatory
Capital to Risk-Adjusted Assets	2011	2010	Capital Requirements
Leverage ratio	**13.1%**	**12.6%**	**4.00%**
Tier 1 Risk-Based Capital	21.5%	19.1%	4.00%
Total Risk-Based Capital	**22.8%**	**20.3%**	**8.00%**

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized." Management believes that the Company's capital is adequate to support current operations and anticipated growth and currently foreseeable future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Twelve: Interest Rate Risk Simulation of Net Interest as of December 31, 2011
(dollars in thousands)

		$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario		
+200bp	$	773
-200bp	**$**	**(1,192)**

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

Interest Rate Sensitivity Analysis

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2011, 2010 and 2009.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2011 were approximately $36,479,000 and $10,086,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2011, consolidated liquid assets totaled $177.3 million or 30.5% of total assets compared to $128.1 million or 22.1% of total assets on December 31, 2010. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $17,000,000 with two of its correspondent banks. At December 31, 2011, the Company had $17,000,000 available under this credit line. Additionally, American River Bank is a member of the FHLB. At December 31, 2011, American River Bank could have arranged for up to $91,242,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2011, the Company had $62,242,000 available under these secured borrowing arrangements. American River Bank also has a secured borrowing arrangement with the Federal Reserve Bank. The borrowing can be secured by pledging selected loans and investment securities. Based on the amount of assets pledged at the Federal Reserve Bank at December 31, 2011, the Company's borrowing capacity was $30,396,000.

The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank can also pledge additional securities to borrow from the Federal Reserve Bank and the FHLB.

The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the period presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities

December 31, 2011 (dollars in thousands)	Less than $100,000	Over $100,000
Three months or less	$ 8,060	$ 39,323
Over three months through six months	5,755	6,626
Over six months through twelve months	7,479	7,680
Over twelve months	6,965	15,835
Total	$ 28,259	$ 69,464

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)

December 31, 2011 (dollars in thousands)	One year or less	One year through five years	Over five years	Total
Commercial	$ 20,116	$ 20,981	$ 1,011	$ 42,108
Real estate	26,468	102,362	112,844	241,674
Agriculture	411	1,442	2,730	4,583
Consumer	935	7,060	2,989	10,984
Leases	207	1,518	—	1,725
Total	$ 48,137	$ 133,363	$ 119,574	$ 301,074

Loans and leases shown above with maturities greater than one year include $188,120,000 of floating interest rate loans and $64,817,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Yields may not represent actual future income to be recorded. Timing of principal prepayments on mortgage-backed securities may increase or decrease depending on market factors and the homeowners' ability to make unscheduled principal payments. Fast prepayments on bonds that were purchased with a premium will result in a lower yield and slower prepayments on premium bonds will result in a higher yield, the opposite would be true for bonds purchased at a discount. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2011, 2010 and 2009 was $3,093,000, $3,486,000 and $3,922,000, respectively.

Table Fifteen: Securities Maturities and Weighted Average Yields
December 31,

(Taxable Equivalent Basis)

	2011		2010		2009	
(dollars in thousands)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
State and political subdivisions						
Maturing within 1 year	$ 833	5.69%	$ 499	5.24%	$ 3,749	4.40%
Maturing after 1 year but within 5 years	2,675	6.08%	5,782	6.07%	7,397	6.10%
Maturing after 5 years but within 10 years	10,139	5.93%	5,511	5.78%	4,473	6.21%
Maturing after 10 years	15,541	5.26%	4,000	5.47%	4,968	5.77%
Mortgage-backed securities	179,454	2.54%	138,644	2.84%	76,009	3.50%
Other						
Non-maturing	69	0.00%	79	0.00%	86	0.00%
Total investment securities	$ 208,711	2.45%	$ 154,515	3.14%	$ 96,682	3.97%
Held-to-maturity securities:						
Mortgage-backed securities	$ 4,010	4.50%	$ 6,149	4.49%	$ 12,331	4.48%
Total investment securities	$ 4,010	4.50%	$ 6,149	4.49%	$ 12,331	4.48%

The carrying values of available-for-sale securities include net unrealized gains of $5,930,000, $2,848,000 and $377,000 at December 31, 2011, 2010 and 2009, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses; however, the net unrecognized gains at December 31, 2011, 2010 and 2009 were $221,000, $323,000 and $558,000, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2011, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. At origination, real estate commitments are generally secured by property with a loan-to-value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheets. The following financial instruments represent off-balance-sheet credit:

	December 31, 2011	December 31, 2010
Commitments to extend credit (dollars in thousands):		
Revolving lines of credit secured by 1-4 family residences	$ 4,642	$ 5,964
Commercial real estate, construction and land development commitments secured by real estate	10,129	12,746
Other unused commitments, principally commercial loans	21,708	23,738
	$ 36,479	$ 42,448
Letters of credit	$ 10,086	$ 10,033

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2011. Included in the table are amounts payable under the Company's Deferred Compensation Plan, Deferred Fees Plan and salary continuation agreements listed in the "Other Long-Term Liabilities..." category. At December 31, 2011, these amounts represented $3,310,000 most of which is anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations
(dollars in thousands)

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 14,000	$ —	$ 10,000	$ 4,000	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Leases	4,483	850	1,630	1,378	625
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	3,310	95	129	125	2,961
Total	$ 21,793	$ 945	$ 11,759	$ 5,503	$ 3,586

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based upon such assessment, management believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective based upon those criteria.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

David T. Taber
President and Chief Executive Officer

Mitchell A. Derenzo
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
American River Bankshares
Rancho Cordova, California

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2010 consolidated financial statements of American River Bankshares and subsidiaries were audited by Perry-Smith LLP, who combined with Crowe Horwath LLP as of November 1, 2011, and whose report dated March 3, 2011 expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of American River Bankshares and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Sacramento, California
March 1, 2012

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010
(Dollars in thousands)

	2011	2010
ASSETS		
Cash and due from banks	$ 23,768	$ 31,871
Interest-bearing deposits in banks	1,250	2,248
Investment securities (Note 5):		
Available-for-sale, at fair value	208,711	154,515
Held-to-maturity, at amortized cost	4,010	6,149
Loans and leases, less allowance for loan and lease losses of $7,041 in 2011 and $7,585 in 2010 (Notes 6, 7, 12 and 17)	293,731	338,533
Premises and equipment, net (Note 8)	2,355	2,026
Federal Home Loan Bank of San Francisco stock	3,093	3,486
Other real estate owned, net	8,190	2,696
Goodwill (Note 4)	16,321	16,321
Intangible assets (Note 4)	183	402
Accrued interest receivable and other assets (Notes 11 and 16)	19,906	20,693
	$ 581,518	$ 578,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 133,440	$ 126,636
Interest-bearing (Note 9)	328,845	338,486
Total deposits	462,285	465,122
Short-term borrowings (Note 10)	5,000	7,000
Long-term borrowings (Note 10)	14,000	10,000
Accrued interest payable and other liabilities (Note 16)	6,134	7,274
Total liabilities	487,419	489,396
Commitments and contingencies (Note 12)		
Shareholders' equity (Notes 13 and 14):		
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding – 9,890,909 shares in 2011 and 9,874,867 shares in 2010	72,016	71,814
Retained earnings	18,525	16,021
Accumulated other comprehensive income, net of taxes (Notes 5 and 18)	3,558	1,709
Total shareholders' equity	94,099	89,544
	$ 581,518	$ 578,940

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands, except per share data)

	2011	2010	2009
Interest income:			
Interest and fees on loans and leases	$ 19,235	$ 22,227	$ 25,378
Interest on deposits in banks	20	5	59
Interest and dividends on investment securities:			
Taxable	4,224	2,840	2,763
Exempt from Federal income taxes	720	634	917
Dividends			5
Total interest income	24,199	25,706	29,122
Interest expense:			
Interest on deposits (Note 9)	2,238	2,952	4,003
Interest on borrowings	370	498	1,087
Total interest expense	2,608	3,450	5,090
Net interest income	21,591	22,256	24,032
Provision for loan and lease losses (Note 7)	3,625	7,365	8,530
Net interest income after provision for loan and lease losses	17,966	14,891	15,502
Noninterest income:			
Service charges	761	866	1,018
Gain on sale and call of investment securities (Note 5)	353	7	270
Other income (Note 15)	994	931	981
Total noninterest income	2,108	1,804	2,269
Noninterest expense:			
Salaries and employee benefits (Notes 6 and 16)	8,465	7,876	7,279
Regulatory assessments	931	1,423	770
Occupancy (Notes 8, 12 and 17)	1,140	1,271	1,389
Other real estate expense	1,288	1,210	1,441
Furniture and equipment (Notes 8 and 12)	719	720	759
Other expense (Notes 4 and 15)	3,758	3,970	4,173
Total noninterest expense	16,301	16,470	15,811
Income before provision for income taxes	3,773	225	1,960
Provision for (benefit from) income taxes (Note 11)	1,269	(251)	374
Net income	$ 2,504	$ 476	$ 1,586
Basic earnings per share (Note 13)	$ 0.25	$ 0.05	$ 0.26
Diluted earnings per share (Note 13)	$ 0.25	$ 0.05	$ 0.26
Cash dividends per share of issued and outstanding common stock	$ —	$ —	$ 0.29

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands, except per share data)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Net of Taxes)	Total Share-holders' Equity	Total Compre-hensive Income
	Shares	Amount				
Balance, January 1, 2009	5,792,283	$ 47,433	$ 15,617	$ 397	$ 63,447	
Comprehensive income (Note 18):						
Net income			1,586		1,586	$ 1,586
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(175)	(175)	(175)
Total comprehensive income						$ 1,411
Cash dividend ($0.29 per share) (Note 14)			(1,658)		(1,658)	
Issuance of new shares, net of issuance costs ($6.25 per share)	4,048,000	23,901			23,901	
Stock options exercised	5,250	34			34	
Stock option compensation expense		210			210	
Balance, December 31, 2009	9,845,533	71,578	15,545	222	87,345	
Comprehensive income (Note 18):						
Net income			476		476	$ 476
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				1,487	1,487	1,487
Total comprehensive income						$ 1,963
Net restricted stock award activity and related compensation expense	29,334	47			47	
Stock option compensation expense		189			189	
Balance, December 31, 2010	9,874,867	71,814	16,021	1,709	89,544	
Comprehensive income (Note 18):						
Net income			2,504		2,504	$ 2,504
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities (Note 5)				1,849	1,849	1,849
Total comprehensive income						$ 4,353
Net restricted stock award activity and related compensation expense	16,042	86			86	
Stock option compensation expense		116			116	
Balance, December 31, 2011	9,890,909	$ 72,016	$ 18,525	$ 3,558	$ 94,099	

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 2,504	$ 476	$ 1,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	3,625	7,365	8,530
(Decrease) increase in deferred loan and lease origination fees, net	(125)	(173)	29
Depreciation and amortization	739	785	832
Amortization of investment security premiums and discounts, net	2,484	2,689	399
Provision for accounts receivable servicing receivable allowance for losses		(4)	171
Gain on sale and call of investment securities	(353)	(7)	(270)
Increase in cash surrender value of life insurance policies	(273)	(277)	(246)
Provision for deferred income taxes	(438)	(327)	(957)
Stock-based compensation expense	202	236	210
Tax benefit from exercise of stock options			(12)
Loss on sale/write-down of other real estate owned	1,319	908	1,106
Increase (decrease) in accrued interest receivable and other assets	265	3,991	(6,705)
(Decrease) increase in accrued interest payable and other liabilities	(1,140)	1,456	1,228
Net cash provided by operating activities	8,809	17,118	5,901
Cash flows from investing activities:			
Proceeds from the sale of available-for-sale investment securities	9,706	9,032	9,995
Proceeds from called available-for-sale investment securities	1,365	670	1,080
Proceeds from matured available-for-sale investment securities	430	3,365	2,954
Purchases of available-for-sale investment securities	(93,208)	(90,443)	(61,448)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	28,445	19,204	13,517
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	2,156	6,310	12,163
Net decrease (increase) in interest-bearing deposits in banks	998	(2,248)	4,248
Net decrease in loans and leases	32,784	26,307	23,238
Net decrease in accounts receivable servicing receivables		40	1,029
Proceeds from sale of other real estate owned	1,705	3,195	2,808
Purchases of equipment	(849)	(475)	(548)
Capitalized additions to other real estate owned			(26)
Net decrease in FHLB stock	393	436	
Net cash (used in) provided by investing activities	(16,075)	(24,607)	9,010

(Continued)

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands)

	2011	2010	2009
Cash flows from financing activities:			
Net increase in demand, interest-bearing and savings deposits	$ 9,678	$ 18,554	$ 32,249
Net (decrease) increase in time deposits	(12,515)	(23,187)	445
Increase (decrease) in long-term borrowings	4,000	(7,000)	3,000
Decrease in short-term borrowings	(2,000)	(7,500)	(28,731)
Exercise of stock options			22
Tax benefit from exercise of stock options			12
Payment of cash dividends			(2,486)
Net proceeds from stock issuance			23,901
Net cash (used in) provided by financing activities	(837)	(19,133)	28,412
(Decrease) increase in cash and cash equivalents	(8,103)	(26,622)	43,323
Cash and cash equivalents at beginning of year	31,871	58,493	15,170
Cash and cash equivalents at end of year	$ 23,768	$ 31,871	$ 58,493
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 2,650	$ 3,526	$ 5,208
Income taxes	$ 1,250	$ 190	$ 2,452
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 9,489	$ 4,274	$ 4,793

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE BUSINESS OF THE COMPANY

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB" or the "Bank"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates five banking offices in Sacramento and Placer counties, two banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador, a division of ARB. The Company also owns one inactive subsidiary, American River Financial.

ARB does not offer trust services or international banking services and does not plan to do so in the near future. The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits.

The Bank was participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts were fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program was in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. Although coverage under the Transaction Account Guarantee Program expired December 31, 2010, the FDIC adopted a final rule amending its deposit insurance regulations on November 15, 2010 to implement Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act providing for unlimited deposit insurance for noninterest-bearing transaction accounts for two years starting December 31, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2011. Reclassifications had no affect on prior year net income or shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan and lease losses, deferred tax assets and fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers during the years ended December 31, 2011 and 2010. As of December 31, 2011 and 2010, the Company did not have any trading securities.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary and management does not intend to sell the security or it is more likely than not that management will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that management will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock

Investments in Federal Home Loan Bank of San Francisco (the "FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payment requirements within an acceptable time frame relative to the terms stated in the loan agreement. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration (SBA) loans and Farm Service Agency guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2011, 2010 and 2009. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or fair value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2011 and 2010.

SBA and Farm Service Agency loans with unpaid balances of $390,000 and $449,000 were being serviced for others as of December 31, 2011 and 2010, respectively. The Company also serviced loans that are participated with other financial institutions totaling $5,873,000 and $6,673,000 as of December 31, 2011 and 2010, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are initially recorded at fair value and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2011 and 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of probable credit losses inherent in the Company's credit portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is typically recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired credits and general reserves for inherent losses related to credits that are not impaired.

For all segments of the portfolio, a loan or lease is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Impaired loans are individually evaluated to determine the extent of impairment, if any, except for smaller-balance loans that are collectively evaluated for credit risk. When a loan or lease is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the credit's original interest rate, except that as a practical expedient, it may measure impairment based on a credit's observable market price, or the fair value of the collateral if the credit is collateral dependent. A loan or lease is collateral dependent if the repayment of the credit is expected to be provided by the sale or operation of the underlying collateral.

A restructuring of a debt constitutes a troubled debt restructuring ("TDR") if the Company grants a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that it would not otherwise consider. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans or leases that are reported as TDRs are evaluated for impairment and, if impaired, measured for impairment as described above.

The determination of the general reserve for loans and leases that are not impaired is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment, internal asset classifications, and qualitative factors to include economic trends in the Company's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the credit portfolio, and probable losses inherent in the portfolio taken as a whole.

The Company determines a separate allowance for each portfolio segment. These portfolio segments include commercial, real estate construction (including land and development loans), residential real estate, multi-family real estate, commercial real estate, leases, agriculture and consumer loans. The allowance for loan and lease losses attributable to each portfolio segment, which includes both impaired credits and credits that are not impaired, is combined to determine the Company's overall allowance, which is included as a component of loans and leases on the consolidated balance sheet and available for all loss exposures.

The Company assigns a risk rating to all loans and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company's regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual credit. The risk ratings can be grouped into six major categories, defined as follows:

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses (Continued)

Watch – A watch credit is a loan or lease that otherwise meets the definition of a standard or minimum acceptable quality loan, but which requires more than normal attention due to any of the following items: deterioration of borrower financial condition less severe than those warranting more adverse grading, deterioration of repayment ability and/or collateral value, increased leverage, adverse effects from a downturn in the economy, local market or industry, adverse changes in local or regional employer, management changes (including illness, disability, and death), and adverse legal action. Payments are current per the terms of the agreement. If conditions persist or worsen, a more severe risk grade may be warranted.

Special Mention – A special mention credit is a loan or lease that has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the credit or in the Company's position at some future date. Special Mention credits are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard – A substandard credit is a loan or lease that is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Credits classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well defined weaknesses include inadequate cash flow or collateral support, a project's lack of marketability, failure to complete construction on time or a project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Credits classified as doubtful are loans or leases that have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss – Credits classified as loss are loans or leases considered uncollectible and charged off immediately.

The general reserve component of the allowance for loan and lease losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

Real estate construction – These loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate – Commercial real estate mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses (Continued)

Commercial – Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Multi-family – Multi-family loans are non-construction term mortgages for the acquisition, refinance, or improvement of residential rental properties with generally more than 4 dwelling units. Underwriting is generally based on borrower creditworthiness, sufficiency of net operating income to service the bank loan payment, and a prudent loan-to-value ratio, among other factors.

Residential – Residential loans are generally loans to purchase or refinance 1-4 unit single-family residences, either owner-occupied or investor-owned. Some residential loans are short term to match their intended source of repayment through sale or refinance. The remainder are fixed or floating-rate term first mortgages with an original maturity between 2 and 10 years, generally with payments based on a 25-30 year amortization.

Leases – Leases originated by the bank are non-consumer finance leases (as contrasted with operating leases) for the acquisition of titled and non-titled business equipment. Leases are generally amortized over a period from 36 to 84 months, depending on the useful life of the equipment acquired. Residual (balloon) payments at lease end range from 0-20% of original cost, and are a non-optional obligation of the lessee. Lessees are contractually responsible for all costs, expenses, taxes, and liability associated with the leased equipment.

Agricultural – Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Consumer – The consumer loan portfolio is comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, but business loans granted for the purchase of heavy equipment or industrial vehicles may also be included. Also included in the consumer loan portfolio are home equity lines of credit. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's primary regulators, the FDIC and the California Department of Financial Institutions, as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the consolidated balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned

Other real estate owned includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate may be maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. During 2011, the Company received $1,705,000 in net proceeds from the sale of other real estate owned with net losses of $24,000 recognized on the sale. During 2010, the Company received $3,195,000 in net proceeds from the sale of other real estate owned with net losses of $103,000 recognized on the sale. The recorded investment in other real estate owned totaled $8,246,000 and $2,796,000 at December 31, 2011 and 2010, respectively, and had related valuation allowances of $56,000 and $100,000, respectively.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized over a period that approximates the expected run-off of the deposit base, which, in this case, is eight years. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible assets or the remaining amortization period.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The deferred provision for income taxes is the result of the net change in the deferred tax asset and deferred tax liability balances during the year. This amount, combined with the current taxes payable or refundable, results in the income tax expense for the current year. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon the Company's analysis of available evidence, the Company determined that it is "more likely than not" that all of the deferred income tax assets as of December 31, 2011 and 2010 will be fully realized and therefore no valuation allowance was recorded.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or restricted stock, result in the issuance of common stock that shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options and restricted stock in computing diluted EPS. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the consolidated financial statements. There were no stock splits or stock dividends in 2011, 2010 or 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

At December 31, 2011, the Company has two stock-based compensation plans, which are described more fully in Note 13. Compensation expense, net of related tax benefits, recorded in 2011, 2010 and 2009 totaled $180,000, $204,000 and $155,000, or $0.02, $0.02 and $0.03 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate the dividend yield, option life and forfeiture rate within the valuation model. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period representing the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2009
Dividend yield	**6.74%**
Expected volatility	24.6%
Risk-free interest rate	**2.18%**
Expected option life in years	7
Weighted average fair value of options granted during the year	**$ 0.69**

There were no options granted in 2011 or 2010 under either stock-based compensation plans.

Restricted stock awards are grants of shares of the Company's common stock that are subject to forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or service and/or achieving specified performance goals. During the period of restriction, Plan participants holding restricted share awards have voting and cash dividend rights. The restrictions lapse in accordance with a schedule or with other conditions determined by the Board of Directors as reflected in each award agreement. Upon the vesting of each restricted stock award, the Company issues the associated common shares from its inventory of authorized common shares. All outstanding awards under the Plan immediately vest in the event of a change of control of the Company. The shares associated with any awards that fail to vest become available for re-issuance under the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The following is a summary of stock-based compensation information as of or for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
			(Dollars in thousands)			
Total intrinsic value of options exercised	$	—	$	—	$	28
Aggregate cash received for option exercises	$	—	$	—	$	22
Total fair value of options vested	$	178	$	248	$	298
Total compensation cost, options and restricted stock	$	202	$	236	$	210
Tax benefit recognized	$	22	$	32	$	55
Net compensation cost, options and restricted stock	$	180	$	204	$	155
Total compensation cost for nonvested option awards not yet recognized	$	62	$	216	$	377
Weighted average years for compensation cost for nonvested options to be recognized		.8		1.1		1.5
Total compensation cost for restricted stock not yet recognized	$	151	$	158		
Weighted average years for compensation cost for restricted stock to be recognized		1.6		1.7		

There were no restricted stock awards in 2009.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards

In December 2010, the Financial Accounting Standards Board (FASB) amended existing guidance relating to goodwill impairment testing. This guidance requires that if the carrying amount of a reporting unit is zero or negative, a qualitative assessment be performed to determine if it is more likely than not that goodwill is impaired. Step 2 of the impairment test shall be performed if it is determined that it is more likely than not that goodwill is impaired. The amendments in this guidance were effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The effect of adopting this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards (Continued)

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The effect of adopting this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The adoption of this amendment will change the presentation of the components of comprehensive income for the Company, as this presentation will no longer be included as part of the consolidated statement of shareholders' equity.

In September 2011, the FASB amended existing guidance relating to goodwill impairment testing. The amendment permits an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing these events or circumstances, it is concluded that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in this guidance are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if financial statements for the most recent annual or interim period have not yet been issued. The Company did not early adopt this guidance and is currently evaluating the impact of this amendment on the consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 23,768	$ 23,768	$ 31,871	$ 31,871
Interest-bearing deposits in banks	1,250	1,254	2,248	2,248
Investment securities	212,721	212,942	160,664	160,987
Loans and leases, net	293,731	290,505	338,533	332,964
FHLB stock	3,093	3,093	3,486	3,486
Accrued interest receivable	1,952	1,952	1,876	1,876
Financial liabilities:				
Deposits	$ 462,285	$ 463,218	$ 465,122	$ 465,985
Short-term borrowings	5,000	5,000	7,000	7,000
Long-term borrowings	14,000	14,326	10,000	10,523
Accrued interest payable	226	226	268	268

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2011 and 2010:

Cash and due from banks: For cash and due from banks, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

3. **FAIR VALUE MEASUREMENTS** (Continued)

FHLB stock: It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Deposits: The fair values for non-maturing deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2011 and 2010.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2011 and 2010. They indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

(dollars in thousands)

December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Residential mortgage-backed securities	$ 179,454		$ 179,454		
Obligations of states and political subdivisions	29,188		29,188		
Corporate stock	69	$ 9	60		
Total recurring	$ 208,711	$ 9	$ 208,702	$ —	$ —

3. **FAIR VALUE MEASUREMENTS** (Continued)

(dollars in thousands)

December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial	$ 1,828			$ 1,828	$ (181)
Real estate:					
Commercial	7,982			7,982	(489)
Construction	2,083			2,083	(422)
Other:					
Agriculture	597			597	(330)
Consumer	565			565	(66)
Other real estate owned	8,190			8,190	(1,002)
Total nonrecurring	$ 21,245	$ —	$ —	$ 21,245	$ (2,490)

(dollars in thousands)

December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Residential mortgage-backed securities	$ 138,644		$ 138,644		
Obligations of states and political subdivisions	15,792		15,792		
Corporate stock	79	$ 75	4		
Total recurring	$ 154,515	$ 75	$ 154,440	$ —	$ —
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial	$ 3,870			$ 3,870	$ (14)
Real estate:					
Commercial	6,388			6,388	(270)
Construction	2,298			2,298	(952)
Residential	1,085			1,085	(162)
Other:					
Agriculture	129			129	
Other real estate owned	2,696			2,696	(908)
Total nonrecurring	$ 16,466	$ —	$ —	$ 16,466	$ (2,306)

There were no significant transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

3. FAIR VALUE MEASUREMENTS (Continued)

Impaired loans with an unpaid principal balance of $31,744,000 were written down to $30,085,000 at December 31, 2011, resulting in an impairment charge of $1,659,000, which was included in earnings for the period. Impaired loans with a carrying value of $30,711,000 at December 31, 2010 were written down to $28,957,000, resulting in an impairment charge of $1,754,000, which was included in earnings for the period.

Other real estate owned of $9,168,000 was written down to $8,190,000 at December 31, 2011, resulting in an impairment charge of $978,000, which was included in earnings for the period. Other real estate owned with a carrying value of $3,604,000 at December 31, 2010 was written down to $2,696,000, resulting in an impairment charge of $908,000, which was included in earnings for the period.

There were no material changes in the valuation techniques used during 2011. The following methods were used to estimate the fair value of each class of financial instrument above:

Available-for-sale securities – Fair values for investment securities are based on quoted market prices, if available, or evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Pricing applications apply available information, as applicable, through processes such as benchmark curves, benchmarking to like securities, sector groupings and matrix pricing.

Impaired loans – The fair value of collateral dependent impaired loans adjusted for specific allocations of the allowance for loan losses is generally based on recent real estate appraisals and/or evaluations. These appraisals and/or evaluations may utilize a single valuation approach or a combination of approaches including comparable sales, cost and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income and other available data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate owned – Certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals and/or evaluations. These appraisals and/or evaluations may use a single valuation approach or a combination of approaches including comparable sales, cost and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income and other available data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2011 and 2010, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment and was most recently evaluated in December 2011 under the provisions of the codification Topic 350, *Goodwill and Other Intangibles.* Management determined that no impairment recognition was required for the years ended December 31, 2011, 2010 and 2009.

Other intangible assets are comprised of core deposit intangibles totaling $183,000 and $402,000 at December 31, 2011 and 2010, respectively. Amortization of the intangible assets included in other expense totaled $219,000, $242,000 and $263,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The entire remaining balance of $183,000 will be amortized over the next year.

5. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2011 and 2010 consisted of the following (dollars in thousands):

Available-for-Sale

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 175,038	$ 4,570	$ (154)	$ 179,454
Obligations of states and political subdivisions	27,678	1,510		29,188
Equity securities:				
Corporate stock	65	4		69
	$ 202,781	$ 6,084	$ (154)	$ 208,711

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 135,915	$ 3,156	$ (427)	$ 138,644
Obligations of states and political subdivisions	15,675	242	(125)	15,792
Equity securities:				
Corporate stock	77	8	(6)	79
	$ 151,667	$ 3,406	$ (558)	$ 154,515

Net unrealized gains on available-for-sale investment securities totaling $5,930,000 were recorded, net of $2,372,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2011. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2011 totaled $11,071,000 and $353,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2011.

Net unrealized gains on available-for-sale investment securities totaling $2,848,000 were recorded, net of $1,139,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2010. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2010 totaled $9,702,000 and $7,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2010.

Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2009 totaled $11,075,000 and $270,000, respectively.

5. INVESTMENT SECURITIES (Continued)

Held-to-Maturity

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 4,010	$ 221	$ —	$ 4,231

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 6,149	$ 323	$ —	$ 6,472

There were no sales or transfers of held-to-maturity investment securities for the years ended December 31, 2011, 2010 and 2009.

The amortized cost and estimated fair value of investment securities at December 31, 2011 by contractual maturity are shown below (dollars in thousands).

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 826	$ 833		
After one year through five years	2,648	2,675		
After five years through ten years	9,602	10,139		
After ten years	14,602	15,541		
	27,678	29,188		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	175,038	179,454	$ 4,010	$ 4,231
Corporate stock	65	69		
	$ 202,781	$ 208,711	$ 4,010	$ 4,231

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $46,518,000 and $47,729,000 and estimated fair values totaling $48,709,000 and $49,839,000 were pledged to secure State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 10) at December 31, 2011 and 2010, respectively.

5. INVESTMENT SECURITIES (Continued)

Investment securities with unrealized losses at December 31, 2011 and 2010 are summarized and classified according to the duration of the loss period as follows (dollars in thousands):

	2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 23,749	$ (154)	$ —	$ —	$ 23,749	$ (154)

	2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 29,535	$ (427)			$ 29,535	$ (427)
Obligations of states and political sub-divisions	5,169	(125)			5,169	(125)
Corporate stock	5	(2)	$ 5	$ (4)	10	(6)
	$ 34,709	$ (554)	$ 5	$ (4)	$ 34,714	$ (558)

At December 31, 2011, the Company held 189 securities of which 11 were in a loss position for less than twelve months and none were in a loss position for twelve months or more. All 11 securities are mortgage-backed securities.

The unrealized loss on the Company's investments in mortgage-backed securities is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

6. LOANS AND LEASES

Outstanding loans and leases are summarized as follows (dollars in thousands):

	December 31, 2011	December 31, 2010
Real estate – commercial	$ 204,043	$ 216,076
Real estate – construction	10,356	15,971
Real estate – multi-family	7,580	6,968
Real estate – residential	19,695	26,099
Commercial	42,108	58,261
Lease financing receivable	1,725	2,766
Agriculture	4,583	7,202
Consumer	10,984	13,202
	301,074	346,545
Deferred loan and lease origination fees, net	(302)	(427)
Allowance for loan and lease losses	(7,041)	(7,585)
	$ 293,731	$ 338,533

Certain loans are pledged as collateral for available borrowings with the FHLB and the Federal Reserve Bank of San Francisco (the "FRB"). Pledged loans totaled $181,034,000 and $201,749,000 at December 31, 2011 and 2010, respectively (see Note 10).

The components of the Company's lease financing receivable are summarized as follows (dollars in thousands):

	December 31, 2011	December 31, 2010
Future lease payments receivable	$ 1,731	$ 2,908
Residual interests	122	104
Unearned income	(128)	(246)
Net lease financing receivable	$ 1,725	$ 2,766

Future lease payments receivable are as follows (dollars in thousands):

Year Ending December 31,	
2012	$ 804
2013	548
2014	226
2015	148
2016	5
Total lease payments receivable	$ 1,731

Salaries and employee benefits totaling $371,000, $453,000 and $674,000 have been deferred as loan and lease origination costs for the years ended December 31, 2011, 2010 and 2009, respectively.

7. ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses were as follows (dollars in thousands):

	Year Ended December 31,		
	2011	2010	2009
Balance, beginning of year	$ 7,585	$ 7,909	$ 5,918
Provision charged to operations	3,625	7,365	8,530
Losses charged to allowance	(4,698)	(7,821)	(6,588)
Recoveries	529	132	49
Balance, end of year	$ 7,041	$ 7,585	$ 7,909

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show the activity in the allowance for loan and lease losses for the year ended December 31, 2011 and the allocation of the allowance for loan and lease losses as of December 31, 2011 and 2010 by portfolio segment and by impairment methodology (dollars in thousands):

	December 31, 2011									
		Real Estate				Other				
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Unallocated	Total
Allowance for Loan and Lease Losses										
Beginning balance	$ 2,574	$ 2,715	$ 115	$ 1,090	$ 581	$ 7	$ 131	$ 221	$ 151	$ 7,585
Provision for loan losses	(488)	2,341	203	327	593	72	35	327	215	3,625
Loans charged-off	(713)	(2,005)	(120)	(835)	(565)		(240)	(220)		(4,698)
Recoveries	163	105					241	20		529
Ending balance allocated to portfolio segments	$ 1,536	$ 3,156	$ 198	$ 582	$ 609	$ 79	$ 167	$ 348	$ 366	$ 7,041
Ending balance:										
Individually evaluated for impairment	$ 538	$ 707	$ 5	$ 147	$ 118	$ —	$ 89	$ 76	$ —	$ 1,680
Ending balance:										
Collectively evaluated for impairment	$ 998	$ 2,449	$ 193	$ 435	$ 491	$ 79	$ 78	$ 272	$ 366	$ 5,361
Loans										
Ending balance	$ 42,108	$ 204,043	$ 7,580	$ 10,356	$ 19,695	$ 1,725	$ 4,583	$ 10,984	$	$ 301,074
Ending balance:										
Individually evaluated for impairment	$ 5,123	$ 18,227	$ 1,204	$ 2,083	$ 2,116	$ 17	$ 597	$ 718	$ —	$ 30,085
Ending balance:										
Collectively evaluated for impairment	$ 36,985	$ 185,816	$ 6,376	$ 8,273	$ 17,579	$ 1,708	$ 3,986	$ 10,266	$ —	$ 270,989

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

	December 31, 2010									
		Real Estate				Other				
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Unallocated	Total
Allowance for Loan and Lease Losses										
Ending balance allocated to portfolio segments	$ 2,574	$ 2,715	$ 115	$ 1,090	$ 581	$ 7	$ 131	$ 221	$ 151	$ 7,585
Ending balance:										
Individually evaluated for impairment	$ 274	$ 1,160	$ 22	$ —	$ 152	$ —	$ —	$ 11	$ —	$ 1,619
Ending balance:										
Collectively evaluated for impairment	$ 2,300	$ 1,555	$ 93	$ 1,090	$ 429	$ 7	$ 131	$ 210	$ 151	$ 5,966
Loans										
Ending balance	$ 58,261	$ 216,076	$ 6,968	$ 15,971	$ 26,099	$ 2,766	$ 7,202	$ 13,202	$ —	$ 346,545
Ending balance:										
Individually evaluated for impairment	$ 8,257	$ 21,186	$ 2,596	$ 4,695	$ 2,676	$ —	$ 129	$ 698	$ —	$ 40,237
Ending balance:										
Collectively evaluated for impairment	$ 50,004	$ 194,890	$ 4,372	$ 11,276	$ 23,423	$ 2,766	$ 7,073	$ 12,504	$ —	$ 306,308

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show the loan portfolio allocated by management's internal risk ratings as of December 31, 2011 and 2010 (dollars in thousands):

December 31, 2011

Credit Risk Profile by Internally Assigned Grade

		Real Estate				Other Credit Exposure		
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer
Grade:								
Pass	$ 33,856	$ 164,117	$ 5,669	$ 6,462	$ 16,215	$ 1,708	$ 3,416	$ 9,684
Watch	1,540	20,673	1,204	984	1,163		570	237
Special mention	2,173	7,187	449	827	1,372			264
Substandard	3,794	11,938	258	2,083	945	17	597	799
Doubtful	745	128						
Total	$ 42,108	$ 204,043	$ 7,580	$ 10,356	$ 19,695	$ 1,725	$ 4,583	$ 10,984

December 31, 2010

Credit Risk Profile by Internally Assigned Grade

		Real Estate				Other Credit Exposure		
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer
Grade:								
Pass	$ 39,335	$ 175,319	$ 4,371	$ 7,884	$ 21,928	$ 2,740	$ 6,484	$ 12,277
Watch	3,515	11,021	1,214	1,632			589	514
Special mention	4,228	11,713		1,178	953			178
Substandard	11,012	18,023	1,383	5,277	3,218	26	129	217
Doubtful	171							16
Total	$ 58,261	$ 216,076	$ 6,968	$ 15,971	$ 26,099	$ 2,766	$ 7,202	$ 13,202

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show an aging analysis of the loan portfolio at December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011							
	30-59 Days Past Due	60-89 Days Past Due	Past Due Greater Than 90 Days	Total Past Due	Current	Total Loans	Past Due Greater Than 90 Days and Accruing	Nonaccrual
Commercial:								
Commercial	$ 60	$ 277	$ 2,472	$ 2,809	$ 39,299	$ 42,108		$ 2,774
Real estate:								
Commercial	2,318	1,527	5,271	9,116	194,927	204,043		7,469
Multi-family			258	258	7,322	7,580		258
Construction		244	1,967	2,211	8,145	10,356		2,083
Residential					19,695	19,695		
Other:								
Leases			17	17	1,708	1,725		17
Agriculture			597	597	3,986	4,583		597
Consumer	188	411	139	738	10,246	10,984		225
Total	$ 2,566	$ 2,459	$ 10,721	$ 15,746	$ 285,328	$ 301,074	$ —	$ 13,423

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

	December 31, 2010							
	30-59 Days Past Due	60-89 Days Past Due	Past Due Greater Than 90 Days	Total Past Due	Current	Total Loans	Past Due Greater Than 90 Days and Accruing	Nonaccrual
Commercial:								
Commercial	$ 219	$ 19	$ 3,346	$ 3,584	$ 54,677	$ 58,261		$ 3,491
Real estate:								
Commercial	1,207	3,140	10,101	14,448	201,628	216,076		10,975
Multi-family			1,383	1,383	5,585	6,968		1,383
Construction		1,835	2,859	4,694	11,277	15,971		4,694
Residential	795	366	1,149	2,310	23,789	26,099		1,554
Other:								
Leases			28	28	2,738	2,766		28
Agriculture			129	129	7,073	7,202		129
Consumer	123	8	221	352	12,850	13,202		317
Total	$ 2,344	$ 5,368	$ 19,216	$ 26,928	$ 319,617	$ 346,545	$ —	$ 22,571

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show information related to impaired loans as of and for the years ended December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 3,069	$ 3,089		$ 3,880	$ 166
Real estate:					
Commercial	4,723	6,428		4,830	185
Multi-family	**17**	**17**		**19**	**2**
Residential	180	180		182	12
Other:					
Leases	17	17		21	1
Consumer	**133**	**133**		**142**	**10**
	$ 8,139	**$ 9,864**	**$ —**	**$ 9,074**	**$ 376**
With an allowance recorded:					
Commercial	$ 2,054	$ 3,705	$ 538	$ 2,404	$ 37
Real estate:					
Commercial	13,504	13,853	707	13,898	609
Multi-family	**1,187**	**1,280**	**5**	**1,200**	**42**
Construction	2,083	2,402	147	2,222	19
Residential	**1,936**	**1,936**	**118**	**1,973**	**93**
Other:					
Agriculture	**597**	**597**	**89**	**598**	**3**
Consumer	585	585	76	587	31
	$ 21,946	$ 24,358	$ 1,680	$ 22,882	$ 834
Total:					
Commercial	**$ 5,123**	**$ 6,794**	**$ 538**	**$ 6,284**	**$ 203**
Real estate:					
Commercial	**18,227**	**20,281**	**707**	**18,728**	**794**
Multi-family	1,204	1,297	5	1,219	44
Construction	**2,083**	**2,402**	**147**	**2,222**	**19**
Residential	2,116	2,116	118	2,155	105
Other:					
Leases	17	17		21	1
Agriculture	**597**	**597**	**89**	**598**	**3**
Consumer	718	718	76	729	41
	$ 30,085	$ 34,222	$ 1,680	$ 31,956	$ 1,210

7. **ALLOWANCE FOR LOAN AND LEASE LOSSES** (Continued)

	December 31, 2010				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 5,026	$ 5,418		$ 5,042	$ 137
Real estate:					
Commercial	9,066	12,149		14,013	424
Multi-family	1,382	2,382		1,383	70
Construction	4,695	7,064		6,545	43
Residential	1,663	1,835		1,593	50
Other:					
Agriculture	129	322		206	4
Consumer	207	207		317	16
	$ 22,168	$ 29,377	$ —	$ 29,099	$ 744
With an allowance recorded:					
Commercial	$ 3,231	$ 3,231	$ 274	$ 3,452	$ 196
Real estate:					
Commercial	12,120	12,584	1,160	9,369	456
Multi-family	1,214	1,214	22	1,321	44
Residential	1,013	1,013	152	861	51
Other:					
Consumer	491	491	11	492	24
	$ 18,069	$ 18,533	$ 1,619	$ 15,495	$ 771
Total:					
Commercial	$ 8,257	$ 8,649	$ 274	$ 8,494	$ 333
Real estate:					
Commercial	21,186	24,733	1,160	23,382	880
Multi-family	2,596	3,596	22	2,704	114
Construction	4,695	7,064		6,545	43
Residential	2,676	2,848	152	2,454	101
Other:					
Agriculture	129	322		206	4
Consumer	698	698	11	809	40
	$ 40,237	$ 47,910	$ 1,619	$ 44,594	$ 1,515

The recorded investment in loans and leases that were considered to be impaired totaled $30,085,000 at December 31, 2011 and had a related valuation allowance of $1,680,000. The average recorded investment in impaired loans and leases during 2011 was approximately $31,956,000.

The recorded investment in loans and leases that were considered to be impaired totaled $40,237,000 at December 31, 2010 and had a related valuation allowance of $1,619,000. The average recorded investment in impaired loans and leases during 2010 was approximately $44,594,000.

Non-accrual loans and leases totaled approximately $13,423,000 and $22,571,000 at December 31, 2011 and 2010, respectively. There were no loans and leases past due 90 days or more and still accruing interest at December 31, 2011 and 2010. Interest income on non-accrual loans is generally recognized on a cash basis and was approximately $440,000, $338,000 and $79,000 for the years ended December 31, 2011, 2010 and 2009. Interest foregone on non-accrual loans was approximately $1,706,000, $1,736,000 and $1,281,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings

The Company has allocated $535,000 and $1,491,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011 and 2010, respectively. The Company has not committed to lend additional amounts as of December 31, 2011 and 2010 to borrowers with outstanding loans that are classified as troubled debt restructurings.

During the period ended December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan at a stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from 2 months to 5 years. Modifications involving an extension of the maturity date were for periods ranging from 1 year to 10 years.

The following table presents loans by class modified as troubled debt restructurings during the year ended December 31, 2011:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial	15	$ 2,165	$ 2,165
Real estate – commercial	13	10,917	10,341
Real estate – multi-family	2	1,319	1,319
Real estate – construction	1	355	255
Real estate – residential	4	1,665	1,621
Other – agriculture	2	1,012	1,012
Other – consumer	3	370	370
Total	40	$ 17,803	$ 17,083

The troubled debt restructurings described above increased the allowance for loan and lease losses by $459,000 and resulted in charge offs of $620,000 during the year ended December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2011:

	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:		
Commercial	1	$ 35
Real estate – commercial	1	198
Other – agriculture	1	597
Total	3	$ 830

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings (Continued)

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan and lease losses by $114,000 and resulted in charge offs of $87,000 during the year ended December 31, 2011.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

8. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following (dollars in thousands):

	December 31,	
	2011	2010
Land	$ 206	$ 206
Building and improvements	836	734
Furniture, fixtures and equipment	5,676	5,180
Leasehold improvements	1,725	1,567
	8,443	7,687
Less accumulated depreciation and amortization	(6,088)	(5,661)
	$ 2,355	$ 2,026

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $520,000, $543,000 and $569,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

9. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following (dollars in thousands):

	December 31,	
	2011	2010
Savings	$ 47,919	$ 45,537
Money market	139,244	137,636
NOW accounts	43,959	45,075
Time, $100,000 or more	69,464	78,147
Other time	28,259	32,091
	$ 328,845	$ 338,486

The Company held $29,000,000 in certificates of deposit for the State of California as of December 31, 2011 and 2010. This amount represents 6.3% of total deposit balances at December 31, 2011 and 6.2% at December 31, 2010.

9. INTEREST-BEARING DEPOSITS (Continued)

Aggregate annual maturities of time deposits are as follows (dollars in thousands):

Year Ending December 31,	
2012	$ 74,923
2013	4,184
2014	4,418
2015	2,337
2016	4,826
Thereafter	35
	$ 97,723

Interest expense recognized on interest-bearing deposits consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2011	2010	2009
Savings	$ 183	$ 224	$ 229
Money market	1,000	1,268	1,304
NOW accounts	44	59	71
Time, $100,000 or more	601	806	1,481
Other time	410	595	918
	$ 2,238	$ 2,952	$ 4,003

10. BORROWING ARRANGEMENTS

The Company has $17,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with two of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2011 and 2010.

In addition, the Company has a line of credit available with the FHLB which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $19,000,000 were outstanding from the FHLB at December 31, 2011, bearing fixed interest rates ranging from .67% to 2.08% and maturing between January 9, 2012 and July 20, 2016. Advances totaling $17,000,000 were outstanding from the FHLB at December 31, 2010, bearing fixed interest rates ranging from 1.85% to 3.78% and maturing between March 2, 2011 and January 13, 2014. Amounts available under the borrowing arrangement with the FHLB at December 31, 2011 and 2010 totaled $62,242,000 and $55,160,000, respectively.

In addition, the Company entered into a secured borrowing agreement with the FRB in 2008. The borrowing arrangement is secured by pledging selected loans (see Note 6) and investment securities (see Note 5). There were no advances outstanding as of December 31, 2011 and 2010. Amounts available under the borrowing arrangement with the FRB at December 31, 2011 and 2010 totaled $24,994,000 and $30,702,000, respectively.

10. BORROWING ARRANGEMENTS (Continued)

The following table summarizes these borrowings (in thousands):

	December 31,					
	2011			2010		
		Amount	Weighted Average Rate		Amount	Weighted Average Rate
Short-term portion of borrowings	$	5,000	2.08%	$	7,000	2.40%
Long-term borrowings		14,000	1.80%		10,000	2.41%
	$	19,000	1.88%	$	17,000	2.40%

Payments over the next five years are as follows:

Year Ending December 31,		
2012	$	5,000,000
2013		2,000,000
2014		8,000,000
2015		2,000,000
2016		2,000,000
	$	19,000,000

The Company has also been issued $10,000,000 in letters of credit by the FHLB, included in the amounts available from the FHLB previously discussed, which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2011 and management does not expect these lines to be drawn in the future.

11. INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, 2011, 2010, and 2009 consisted of the following (dollars in thousands):

		Federal		State		Total
2011						
Current	$	1,340	$	367	$	1,707
Deferred		(352)		(86)		(438)
Provision for income taxes	$	988	$	281	$	1,269
2010						
Current	$	2	$	74	$	76
Deferred		(140)		(187)		(327)
Benefit from income taxes	$	(138)	$	(113)	$	(251)

11. **INCOME TAXES** (Continued)

	Federal	State	Total
2009			
Current	$ 824	$ 507	$ 1,331
Deferred	(540)	(417)	(957)
Provision for income taxes	$ 284	$ 90	$ 374

Deferred tax assets (liabilities) consisted of the following (dollars in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for loan and lease losses	$ 3,157	$ 3,401
Other real estate owned	891	703
Deferred compensation	1,962	1,747
Other	181	236
Premises and equipment	19	
Total deferred tax assets	6,210	6,087
Deferred tax liabilities:		
Core deposit intangible	(82)	(180)
Unrealized gains on available-for-sale investment securities	(2,441)	(1,139)
Investment mark to market		(17)
Future liability of state deferred tax assets	(355)	(459)
Deferred loan costs	(256)	(310)
Federal Home Loan Bank stock dividends	(211)	(238)
Premises and equipment		(15)
Total deferred tax liabilities	(3,345)	(2,358)
Net deferred tax assets	$ 2,865	$ 3,729

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax authorities with the exception of the California Franchise Tax Board audit of the Company's net interest deduction for the tax years ended 2007, 2008 and 2009. The Company expects to finalize this audit during 2012. Furthermore, with few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2008 and by state and local taxing authorities for years before December 31, 2007. The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2011 were not significant.

11. **INCOME TAXES** (Continued)

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34% in 2011, 2010 and 2009 to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
Federal income tax statutory rate	34.0%	34.0%	34.0%
State franchise tax, net of Federal tax effect	7.6%	(29.5)%	3.0%
Tax benefit of interest on obligations of states and political subdivisions	(6.6)%	(93.0)%	(15.2)%
Tax-exempt income from life insurance policies	(2.5)%	(42.0)%	(4.3)%
Equity compensation expense	0.7%	17.0%	1.3%
Other	0.4%	1.9%	0.3%
Effective tax rate	33.6%	(111.6)%	19.1%

12. **COMMITMENTS AND CONTINGENCIES**

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2021. Certain of the leases have five year renewal options. One of the branch facilities is leased from a current member of the Company's Board of Directors (see Note 17).

Future minimum lease payments are as follows (dollars in thousands):

Year Ending December 31,	
2012	$ 850
2013	854
2014	776
2015	713
2016	665
Thereafter	625
	$ 4,483

Rental expense included in occupancy, furniture and equipment expense totaled $832,000, $956,000 and $1,050,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

12. COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk (dollars in thousands):

	December 31,	
	2011	2010
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 4,642	$ 5,964
Commercial real estate, construction and land development commitments secured by real estate	**10,129**	**12,746**
Other unused commitments, principally commercial loans	21,708	23,738
	$ 36,479	$ 42,448
Standby letters of credit	$ 10,086	$ 10,033

At inception, real estate commitments are generally secured by property with a loan to value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 80% and 76% of the Company's loan portfolio at December 31, 2011 and 2010, respectively. A continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

12. COMMITMENTS AND CONTINGENCIES (Continued)

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. The Company did not have any uninsured deposits at December 31, 2011.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

13.SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows (dollars and shares in thousands, except per share data):

For the Year Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
December 31, 2011			
Basic earnings per share	$ 2,504	9,852	$ 0.25
Effect of dilutive stock-based compensation		6	
Diluted earnings per share	$ 2,504	9,858	$ 0.25
December 31, 2010			
Basic earnings per share	$ 476	9,846	$ 0.05
Effect of dilutive stock-based compensation		3	
Diluted earnings per share	$ 476	9,849	$ 0.05
December 31, 2009			
Basic earnings per share	$ 1,586	6,031	$ 0.26
Effect of dilutive stock-based compensation		7	
Diluted earnings per share	$ 1,586	6,038	$ 0.26

Stock options for 358,198 shares, 379,571 shares and 381,021 shares of common stock were not considered in computing diluted earnings per common share for the years ended December 31, 2011, 2010 and 2009, respectively, because they were antidilutive.

13. SHAREHOLDERS' EQUITY (Continued)

Stock Based Compensation

In 2000, the Board of Directors adopted and the Company's shareholders approved a stock option plan (the "2000 Plan"), under which 358,198 options remain outstanding at December 31, 2011. On March 17, 2010, the Board of Directors adopted the 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan was approved by the Company's shareholders on May 20, 2010. The total number of authorized shares that are available for issuance under the 2010 Plan is 1,463,531. The 2010 Plan provides for the following types of stock-based awards: incentive stock options; nonqualified stock options; stock appreciation rights; restricted stock; restricted performance stock; unrestricted Company stock; and performance units. Awards granted under the 2000 Plan were either incentive stock options or nonqualified stock options. The 2010 Plan and the 2000 Plan (collectively the "Plans"), under which equity incentives may be granted to employees and directors under incentive and nonstatutory agreements, require that the option price may not be less than the fair value of the stock at the date the option is granted. The option awards under the Plans expire on dates determined by the Board of Directors, but not later than ten years from the date of award. The vesting period is generally five years; however, the vesting period can be modified at the discretion of the Company's Board of Directors. Outstanding option awards under the Plans are exercisable until their expiration; however, no new options will be awarded under the 2000 Plan. The Plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of an option.

A summary of the outstanding and vested stock option activity for the year ended December 31, 2011 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2011	379,571	$ 17.18	119,795	$ 2.73
Options vested			(32,928)	$ 5.05
Options expired or canceled	(21,373)	$ 16.04	(21,373)	$ 3.60
Balance, December 31, 2011	358,198	$ 17.25	65,494	$ 2.08

A summary of options as of December 31, 2011 is as follows:

Weighted average exercise price of nonvested stock options	$ 13.43
Aggregate intrinsic value of nonvested stock options	$ —
Weighted average remaining contractual term in years of nonvested stock options	6.49
Number of vested stock options	292,704
Number of options expected to vest	52,395
Weighted average exercise price per share	$ 18.10
Aggregate intrinsic value	$ —
Weighted average remaining contractual term in years	3.98

13. SHAREHOLDERS' EQUITY (Continued)

Stock Based Compensation (Continued)

Range of Exercise Prices	Number of Options Outstanding December 31, 2011	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2011
$8.50 - $11.66	55,133	7.14 years	22,170
$11.67 - $12.37	33,562	1.22 years	33,562
$12.38 - $12.65	1,575	6.39 years	945
$12.66 - $16.18	927	1.39 years	927
$16.19 - $16.77	53,964	6.15 years	32,439
$16.78 - $18.10	48,399	2.31 years	48,399
$18.11 - $18.23	31,998	3.29 years	31,993
$18.24 - $24.07	132,640	4.49 years	122,269
	358,198		292,704

Restricted Stock

There were 18,902 shares of restricted stock awarded during the third quarter of 2011. Of the 18,902 restricted common shares, 13,335 will vest one year from the date of the award and 5,567 will vest 20% per year from the date of the award. The weighted average contractual term over which the restricted stock will vest is 1.56 years. There were 29,334 shares of restricted stock awarded during the third quarter of 2010. Grant date fair value is determined by the market price of the Company's common stock on the date of grant ($6.99 on July 21, 2010 and $5.25 on August 17, 2011). Of the 29,334 restricted common shares awarded in 2010, 13,298 vested on July 21, 2011, 2,860 were forfeited, and 13,176 will vest 20% per year. The intrinsic value of unvested restricted stock at December 31, 2011 was $146,000.

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	29,334	$ 6.99
Awarded	18,902	5.25
Vested	(13,298)	6.99
Cancelled	(2,860)	6.99
Nonvested at December 31, 2011	32,078	5.96

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. New shares are issued upon vesting of the restricted common stock.

13. SHAREHOLDERS' EQUITY (Continued)

Common Stock Repurchase Program

On January 16, 2008, the Board of Directors of the Company authorized a stock repurchase program which allowed the repurchase of up to six and one half percent (6.5%) annually of the Company's outstanding shares of common stock (adjusted for stock splits or stock dividends). On July 27, 2009, the Company announced that the Board of Directors was temporarily suspending the stock repurchase program.

On January 26, 2012, the Company terminated the existing stock repurchase program and approved and authorized a new stock repurchase program for 2012 (the "2012 Program"). The 2012 Program authorizes the repurchase during 2012 of up to 5% of the outstanding shares of the Company's common stock, or approximately 494,500 shares based on the 9,890,909 shares outstanding as of January 26, 2012. Any repurchases under the 2012 Program will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Commission Rule 10b-18 and all shares repurchased under the 2012 Program will be retired. The number, price and timing of the repurchases will be at the Company's sole discretion and the 2012 Program may be re-evaluated depending on market conditions, capital and liquidity needs or other factors. Based on such re-evaluation, the Board of Directors may suspend, terminate, modify or cancel the 2012 Program at any time without notice.

14. REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends.

In 2009, the Company declared cash dividends in the amount of $0.29 per common share. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries. On July 24, 2009, the Board of Directors temporarily suspended the payment of cash dividends until such time as it is prudent to reestablish payment of cash dividends. As a result there were no cash dividends declared or paid in 2010 and 2011. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking association may request an exception to this restriction.

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

14. REGULATORY MATTERS (Continued)

Regulatory Capital (Continued)

Under capital adequacy guidelines, the Company and ARB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Management believes that the Company and ARB met all their capital adequacy requirements as of December 31, 2011 and 2010.

	December 31,					
	2011			2010		
	Amount		Ratio	Amount		Ratio
	(dollars in thousands)					
Leverage Ratio						
American River Bankshares and Subsidiaries	$	74,037	13.1%	$	71,112	12.6%
Minimum regulatory requirement	$	22,624	4.0%	$	22,663	4.0%
American River Bank	$	69,489	12.3%	$	66,371	11.8%
Minimum requirement for "Well-Capitalized" institution	$	28,155	5.0%	$	28,207	5.0%
Minimum regulatory requirement	$	22,524	4.0%	$	22,566	4.0%
Tier 1 Risk-Based Capital Ratio						
American River Bankshares and Subsidiaries	$	74,037	21.5%	$	71,112	19.1%
Minimum regulatory requirement	$	13,763	4.0%	$	14,913	4.0%
American River Bank	$	69,489	20.2%	$	66,371	17.9%
Minimum requirement for "Well-Capitalized" institution	$	20,634	6.0%	$	22,239	6.0%
Minimum regulatory requirement	$	13,756	4.0%	$	14,826	4.0%
Total Risk-Based Capital Ratio						
American River Bankshares and Subsidiaries	$	78,372	22.8%	$	75,809	20.3%
Minimum regulatory requirement	$	27,743	8.0%	$	30,058	8.0%
American River Bank	$	73,822	21.5%	$	71,041	19.2%
Minimum requirement for "Well-Capitalized" institution	$	34,661	10.0%	$	37,357	10.0%
Minimum regulatory requirement	$	27,729	8.0%	$	29,886	8.0%

15. OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2011	2010	2009
Merchant fee income	$ 467	$ 420	$ 437
Increase in cash surrender value of life insurance policies (Note 16)	272	277	246
Other	255	234	298
	$ 994	$ 931	$ 981

Other noninterest expense consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2011	2010	2009
Professional fees	$ 1,037	$ 1,191	$ 1,061
Outsourced item processing	427	414	369
Directors' expense	327	371	390
Telephone and postage	330	336	375
Amortization of intangible assets	219	242	263
Stationery and supplies	183	208	205
Advertising and promotion	231	198	232
Other operating expenses	1,004	1,010	1,278
	$ 3,758	$ 3,970	$ 4,173

16. EMPLOYEE BENEFIT PLANS

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan has been in place since January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions are 100% vested upon entering the plan. The Company's contributions totaled $172,000, $173,000 and $176,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

16. EMPLOYEE BENEFIT PLANS (Continued)

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants' deferred balances at a rate based on U.S. Government Treasury rates plus 4.0%. This rate was 6.0% at December 31, 2011. Deferred compensation, including interest earned, totaled $2,327,000 and $2,330,000 at December 31, 2011 and 2010, respectively. The expense recognized under this plan totaled $138,000, $150,000 and $116,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2011 and 2010, the Company had accrued $983,000 and $867,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement and is included in accrued interest payable and other liabilities on the consolidated balance sheet. The expense recognized under this plan totaled $166,000, $153,000 and $141,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

In connection with these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $11,292,000 and $11,019,000 at December 31, 2011 and 2010, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $272,000, $277,000 and $246,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

17. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2011 (dollars in thousands):

Balance, January 1, 2011	$	3,976
Disbursements		58
Amounts repaid		(147)
Balance, December 31, 2011	$	3,887
Undisbursed commitments to related parties, December 31, 2011	$	6

The Company also leases one of its branch facilities from a current member of the Company's Board of Directors. Rental payments to the Director totaled $100,000, $101,000 and $87,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

18. OTHER COMPREHENSIVE INCOME (LOSS)

At December 31, 2011, 2010 and 2009, the Company had other comprehensive income (loss) as follows (dollars in thousands):

	Before Tax	Tax (Expense) Benefit	After Tax
For the Year Ended December 31, 2011			
Other comprehensive income:			
Unrealized holding gain	$ 3,435	$ (1,374)	$ 2,061
Less reclassification adjustment for realized gains included in net income	353	(141)	212
	$ 3,082	$ (1,233)	$ 1,849
For the Year Ended December 31, 2010			
Other comprehensive income:			
Unrealized holding gain	$ 2,478	$ (987)	$ 1,491
Less reclassification adjustment for realized gains included in net income	7	(3)	4
	$ 2,471	$ (984)	$ 1,487
For the Year Ended December 31, 2009			
Other comprehensive loss:			
Unrealized holding loss	$ (26)	$ 10	$ (16)
Less reclassification adjustment for realized gains included in net income	270	(111)	159
	$ (296)	$ 121	$ (175)

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS

December 31, 2011 and 2010
(Dollars in thousands)

	2011	2010
ASSETS		
Cash and due from banks	$ 5,152	$ 6,157
Investment in subsidiaries	89,552	84,803
Other assets	181	2,461
	$ 94,885	$ 93,421
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Other liabilities	$ 786	$ 3,877
Total liabilities	786	3,877
Shareholders' equity:		
Common stock	72,016	71,814
Retained earnings	18,525	16,021
Accumulated other comprehensive income, net of taxes	3,558	1,709
Total shareholders' equity	94,099	89,544
	$ 94,885	$ 93,421

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME

For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands)

	2011	2010	2009
Income:			
Dividends declared by subsidiaries – eliminated in consolidation			$ 1,655
Management fee from subsidiaries – eliminated in consolidation	$ 2,840	$ 4,057	4,057
Other income	28	29	26
Total income	2,868	4,086	5,738
Expenses:			
Salaries and employee benefits	2,396	3,125	2,696
Professional fees	253	360	404
Directors' expense	260	308	325
Other expenses	538	645	684
Total expenses	3,447	4,438	4,109
(Loss) income before equity in undistributed income of subsidiaries	(579)	(352)	1,629
Equity in undistributed (distributed) income of subsidiaries	2,845	699	(49)
Income before income taxes	2,266	347	1,580
Income tax benefit	238	129	6
Net income	$ 2,504	$ 476	$ 1,586

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

19. **PARENT ONLY CONDENSED FINANCIAL STATEMENTS** (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009
(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 2,504	$ 476	$ 1,586
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Undistributed (distributed) earnings of subsidiaries	(2,845)	(699)	49
Equity-based compensation expense	202	236	210
Decrease (increase) in other assets	2,067	(193)	(268)
(Decrease) increase in other liabilities	(3,091)	418	495
Net cash (used in) provided by operating activities	(1,163)	238	2,072
Cash flows from investing activities:			
Purchase of equipment	(36)	(148)	(50)
Sale of equipment	194		
Investment in subsidiary			(19,000)
Net cash provided by (used in) investing activities	158	(148)	(19,050)
Cash flows from financing activities:			
Cash dividends paid			(2,486)
Exercise of stock options, including tax benefit			34
Net proceeds from stock issuance			23,901
Net cash provided by financing activities			21,449
Net (decrease) increase in cash and cash equivalents	(1,005)	90	4,471
Cash and cash equivalents at beginning of year	6,157	6,067	1,596
Cash and cash equivalents at end of year	$ 5,152	$ 6,157	$ 6,067

Selected Quarterly Information (Unaudited)
(In thousands, except per share and price range of common stock)

	March 31,	June 30,	September 30,	December 31,
2011				
Interest income	$ 5,954	$ 6,367	$ 6,070	$ 5,808
Net interest income	5,229	5,689	5,430	5,243
Provision for loan and lease losses	1,375	1,700	550	—
Noninterest income	433	454	750	471
Noninterest expense	4,051	4,197	3,986	4,067
Income before taxes	236	246	1,644	1,647
Net income	206	221	1,049	1,028
Basic earnings per share	$ .02	$ .02	$ .11	$ .10
Diluted earnings per share	.02	.02	.11	.10
Cash dividends per share	—	—	—	—
Price range, common stock	$ 5.95-6.75	$ 6.00-6.89	$ 4.55-6.59	$ 4.55-5.00
2010				
Interest income	$ 6,714	$ 6,473	$ 6,344	$ 6,175
Net interest income	5,772	5,582	5,506	5,396
Provision for loan and lease losses	1,641	2,011	2,025	1,688
Noninterest income	461	460	441	442
Noninterest expense	4,185	4,055	3,972	4,258
Income (loss) before taxes	407	(24)	(50)	(108)
Net income	306	54	39	77
Basic earnings per share	$ .03	$ .01	$ .00	$ .01
Diluted earnings per share	.03	.01	.00	.01
Cash dividends per share	—	—	—	—
Price range, common stock	$ 7.50-8.50	$ 7.50-8.50	$ 5.65-7.58	$ 5.50-6.49



American River Bankshares

www.AMRB.com